Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

On July 28, 2010, in connection with its offer for Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”), Avis Budget Group, Inc. (“Avis Budget”) sent the proposed merger agreement below to Dollar Thrifty’s counsel.

K&E Draft of July 28, 2010

AGREEMENT AND PLAN OF MERGER

by and among

AVIS BUDGET GROUP, INC.

[ACQUISITION SUB]

AND

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

July     , 2010

i

(continued)

(continued)

(continued)

INDEX OF DEFINED TERMS

Affiliate	65
Agreement	1
Antitrust Laws	13
Base Indenture	68
Book-Entry Share	3
business day	66
Canadian Fleet Securitization Program	66
Cash Consideration	3
CBC	13
CBC Approval	66
Certificate	3
Certificate of Merger	2
Closing	1
Closing Date	2
Code	7
Commissioner	59
Company	1
Company Benefit Plan	66
Company Bylaws	10
Company Capital Stock	10
Company Certificate	9
Company Change of Recommendation	44
Company Common Stock	2
Company Competing Proposal	44
Company Credit Agreement	66
Company Disclosure Schedule	9
Company Exclusively Licensed Intellectual Property	24
Company Incentive Award	8
Company Indemnity Agreement	50
Company Insurance Contracts	26
Company Insurance Producers	20
Company Leased Real Property	23
Company Material Contract	22
Company Options	8
Company Owned Intellectual Property	23
Company Owned Real Property	23
Company Preferred Stock	10
Company Recommendation	13
Company Reserve Analyses	26
Company Restricted Stock Units	8
Company SEC Reports	13
Company Stockholder Approval	12

Company Stockholders Meeting	46
Competition Act	66
Confidentiality Agreement	46
Covered Employees	52
D&O Insurance	51
Deferred Compensation Plans	9
DGCL	1
Dissenting Shares	7
Divested Revenues	49
Divestiture Action	49
Effective Time	2
Encumbrances	11
Environmental Laws	25
ERISA	18
Exchange Act	9
Exchange Agent	4
Exchange Fund	4
Exchange Ratio	3
Favorable Terms	37
Form S-4	28
franchisees	27
GAAP	14
Governmental Authority	13
Hazardous Substances	26
HSR Act	13
HSR Approval	66
Indebtedness	67
Indemnified Parties	50
Insurance Laws	20
Intellectual Property	24
Knowledge	67
Law	20
Lease	23
Leases	23
Material Adverse Effect	67
Medium Term Notes	68
Merger	1
Merger Consideration	3
Merger Sub	1
New Canadian Facility	37
NYSE	6
Offering Circulars	27
Parent	1

i

Parent Bylaws	29
Parent Capital Stock	29
Parent Certificate	29
Parent Common Stock	3
Parent Disclosure Schedule	29
Parent Preferred Stock	29
Parent SEC Reports	33
Parent Trading Price	6
Per Share Cash Consideration	8
Performance Share Award	8
Permitted Encumbrances	11
person	68
Prior Merger Agreement	1
Proxy Statement	28
Release	26
Remedial Measures	26
Representatives	42
Restraints	58
Sarbanes-Oxley Act	15

SEC	13
Securities Act	13
Series 2006 Notes	37
Series 2010-1 Supplement	68
Series 2010-2 Supplement	68
Special Dividend	56
Special Dividend Per Share Amount	56
Stock Consideration	3
Subsidiary	68
Superior Proposal	45
Surviving Entity	1
Takeover Laws	13
Tax	16
Tax Return	17
Taxes	16
Termination Date	60
Total Consideration	28
Trade Secrets	25
VEXCO MEA	54

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July     , 2010, is by and among Avis Budget Group, Inc., a Delaware corporation (“Parent”), [Acquisition Sub], a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have (i) determined that it is in the best interests of their respective companies and their stockholders to consummate the merger of Merger Sub with and into the Company (the “Merger”) and (ii) approved and declared advisable this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately prior to the execution of this Agreement, the Company terminated the Agreement and Plan of Merger, dated as of April 25, 2010, by and among Hertz Global Holdings, Inc., HDTMS, Inc. and the Company (the “Prior Merger Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving entity in the Merger (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of the Company and Merger Sub in accordance with the DGCL.

Section 1.02 Consummation of the Merger; Effective Time. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on the second business day following the satisfaction or waiver by the party entitled to the benefit thereof, of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction, or waiver by the party entitled to the benefit thereof, at the Closing), or on such other date and at such other time as the parties may mutually agree, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006. Upon the terms and subject to the conditions set forth herein, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger (the “Certificate of Merger”), as required by the DGCL. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall agree and shall specify in the Certificate of Merger. The date on which the Closing occurs pursuant to this Section 1.02 is referred to herein as the “Closing Date” and the time the Merger becomes effective pursuant to this Section 1.02 is referred to herein as the “Effective Time”.

Section 1.03 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

Section 1.04 Certificate of Incorporation and Bylaws. At the Effective Time and by virtue of the Merger, the Company Certificate shall be amended to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (i) for Article FIRST, which shall read “The name of the corporation is Dollar Thrifty Automotive Group, Inc.”, (ii) that the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted and (iii) as otherwise required by Section 6.04(a), and as so amended shall be the amended and restated certificate of incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law and this Agreement. At the Effective Time, the Company Bylaws shall be amended to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except as otherwise required by Section 6.04(a), and as so amended shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and this Agreement.

Section 1.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time and the persons designated as officers by Parent in writing to the Company at least three business days prior to the Closing Date shall be the directors and officers, respectively, of the Surviving Entity, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any of the following securities:

(i) subject to Section 2.02(e), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 2.01(a)(ii)) shall be converted into the right to receive:

(A) 0.6543 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock,” such shares of Parent Common Stock issued or issuable pursuant to this Section 2.01(a)(i)(A), the “Stock Consideration”); and

(B) an amount in cash equal to $39.25 minus the Special Dividend Per Share Amount (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

(ii) each share of Company Common Stock that immediately prior to the Effective Time is owned by Parent, Merger Sub, the Company (as treasury stock or otherwise) or any of their respective Subsidiaries shall be canceled without any consideration being exchanged therefor; and

(iii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity.

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding, and shall automatically be canceled and shall cease to exist, as of the Effective Time, and each certificate (each, a “Certificate”) or book-entry share (each, a “Book-Entry Share”) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock), into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Section 2.01 and Section 2.02(e), as well as any dividends to which holders of Company Common Stock have become entitled in accordance with Section 2.02(c).

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (but excluding any change that results from (i) the exercise of stock options or the conversion into Parent Common Stock or Company Common Stock of other equity awards relating to the Parent Common Stock or Company Common Stock or (ii) the grant of stock-based compensation to directors or employees of Parent or (other than any such grants not made in accordance with the terms of this Agreement) the Company or their respective Subsidiaries under Parent’s or the Company’s, as applicable, stock option or compensation plans or arrangements), the Merger Consideration shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, on behalf of Merger Sub, with a bank or trust company designated by Parent with the Company’s prior consent, which consent shall not be unreasonably withheld or delayed (the “Exchange Agent”), in trust for the benefit of the holders of Company Common Stock for exchange in accordance with this Article II through the Exchange Agent: (i) evidence of such number of shares of Parent Common Stock in book-entry form that is sufficient to deliver, and Parent shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration; (ii) immediately available funds sufficient to pay, and Parent shall instruct the Exchange Agent to timely pay, the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.02(e)) and (iii) from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.02(e) and any dividends and other distributions pursuant to Section 2.02(c) (such shares of Parent Common Stock and aggregate Cash Consideration, together with any dividends or other distributions with respect thereto with a record date after the Effective Time pursuant to Section 2.02(c) and any cash payments in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.02(e), being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, and in any event within five business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(i): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall have such other provisions as Parent and the Company may agree) and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for book-entries representing shares of Parent Common Stock comprising the Stock Consideration portion of the Merger Consideration and cash comprising the Cash Consideration portion of the Merger Consideration, any dividends or other distributions to which holders of Certificates or Book-Entry Shares are entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.02(e). Upon surrender of a Book-Entry Share or a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and/or such other documents as may be reasonably required by the Exchange Agent, the holder of such Book-Entry Share or Certificate shall be entitled to receive in exchange therefor (A) a book-entry representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all the shares of Company Common Stock then held by such holder under all such Book-Entry Shares or Certificates so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article II, including (1) the Cash Consideration portion of the Merger Consideration, (2) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and (3) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), and the Book-Entry Share or Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, (x) a book-entry representing that number of whole shares of Parent Common Stock comprising the Stock Consideration portion of the Merger Consideration and (y) a check for the proper amount of cash (1) comprising the Cash Consideration portion of the Merger Consideration, (2)

comprising any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and (3) in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), shall be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. The shares of Parent Common Stock constituting the Stock Consideration shall be in uncertificated book-entry form. Until surrendered as contemplated by this Section 2.02(b), each Book-Entry Share and Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, the Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e). No interest will be paid or will accrue for the benefit of holders of shares of Company Common Stock on the Merger Consideration or on any other cash payable to holders of Company Common Stock pursuant to this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Book-Entry Share or Certificate with respect to any shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(e), in each case, until the holder of such Book-Entry Share or Certificate shall surrender such Book-Entry Share or Certificate in accordance with this Article II. Following surrender of any Book-Entry Share or Certificate, there shall be paid to the holder thereof, without interest, (i) at the time of such surrender, in addition to all other amounts to which such holder is entitled under this Article II, the amount of dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and paid with respect to Parent Common Stock prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon the surrender for exchange of Book-Entry Shares or Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.02(c) and cash paid in lieu of any fractional shares pursuant to Section 2.02(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Book-Entry Shares or Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(f), if, at any time after the Effective Time, Book-Entry Shares or Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Book-Entry Shares or Certificates, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share and no such fractional share will entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of shares of Company Common Stock an amount in cash (rounded to the nearest whole cent) equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder and rounded to the nearest ten thousandth when expressed in decimal form) would otherwise be entitled by (B) the per share closing price of Parent Common Stock on the Closing Date (or, if such date is not a trading day, the trading day immediately preceding the Closing Date) on the New York Stock Exchange (“NYSE”) (such price described in this clause (B), the “Parent Trading Price”).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock on the date that is twelve months after the Effective Time shall be delivered to Parent upon demand. Any holders of Book-Entry Shares or Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any dividends or other distributions with respect to shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock in accordance with this Article II. None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of Parent Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of shares of Company Common Stock five years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claim or interest of any person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that (i) no such investment gains or losses thereon shall affect the amounts payable to the holders of shares of Company Common Stock pursuant to this Agreement, (ii) following any losses in the Exchange Fund, Parent shall promptly provide additional funds to the Exchange Agent to the extent such losses result in the amount of cash in the Exchange Fund being less than the amounts that remain payable to the holders of shares of Company Common Stock under this Agreement and (iii) such investments shall be in (A) short-term obligations of or guaranteed by the United States of America with maturities of no more than 30 days, (B) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Financial Services LLC, respectively or (C) short-term certificates of deposit with maturities of no more than thirty days or overnight bank repurchase agreements, in each case, of commercial banks with capital exceeding $5 billion (based on the most recent financial statements of such bank that are then publicly available). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably requested by Parent, the posting by such person of a bond in such reasonable and customary amount as Parent may reasonably request as indemnity against any claim that may be made against it, the Surviving Entity or the Exchange Agent with respect to such Certificate, Parent shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder would be entitled pursuant to Section 2.02(e), in each case in accordance with the terms of this Agreement.

(i) Withholding. The Exchange Agent, Parent, the Company and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options or stock-based awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent, Parent, the Company or the Surviving Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Company Common Stock, Company Options or stock-based awards in respect of which such deduction and withholding was made.

Section 2.03 Dissenters’ Rights. Notwithstanding any other provision contained in this Agreement, no shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares (any such shares being referred to herein as “Dissenting Shares”) under Section 262 of the DGCL shall be converted into the right to receive the Merger Consideration as provided in Section 2.01 and instead shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock or any withdrawals of such demands received by the Company and (ii) give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands and not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands.

Section 2.04 Stock Options and Other Stock-Based Awards.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted to employees or directors of the Company or any of its Subsidiaries under any Company Benefit Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested (collectively, the “Company Options”), shall be canceled and, in exchange therefor, Parent shall pay or cause to be paid to each former holder of any such cancelled Company Option as soon as reasonably practicable following the Effective Time and in any event within ten days thereafter, a lump sum cash payment equal to the product of (i) the excess of the sum of the Merger Consideration (valuing the stock portion of the Merger Consideration at the Parent Trading Price) plus the Special Dividend Per Share Amount (together, the “Per Share Cash Consideration”) over the per share exercise price of such Company Stock Option and (ii) the number of shares of Company Common Stock subject to such Company Stock Option; provided that if the per share exercise price of any such Company Stock Option is equal to or greater than the Per Share Cash Consideration, such Company Option shall be cancelled without any consideration therefor. The Company shall take all actions necessary or appropriate (including obtaining any required consent) to implement this Section 2.04(a), provided that the Company may not, without Parent’s consent, provide any additional consideration in connection therewith.

(b) With respect to each grant of performance or performance unit share awards outstanding as of the Effective Time (each, a “Performance Share Award”), the holder thereof shall be entitled to receive in lieu of such Performance Share Award from Parent and Parent shall pay or cause to be paid to the holder thereof, as soon as reasonably practicable following the Effective Time and in any event within ten days thereafter, a lump sum cash payment equal to (x)(i) the Merger Consideration (valuing the stock portion of the Merger Consideration at the Parent Trading Price) plus (ii) the Special Dividend Per Share Amount multiplied by (y) the number of shares of Company Common Stock that would be delivered to the holder under such Performance Share Award if performance was achieved at the target level.

(c) As of the Effective Time, each restricted stock unit of Company Common Stock granted to any employee or director of the Company or any of its Subsidiaries under a Company Benefit Plan that is outstanding immediately prior to the Effective Time other than the Performance Share Awards (collectively, the “Company Restricted Stock Units,” and together with the Company Options and the Performance Share Awards, each, a “Company Incentive Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, immediately accelerate and vest, be cancelled and converted into the right of the holder thereof to receive from Parent, and Parent shall pay or cause to be paid to each such holder of Company Restricted Stock Units, as soon as reasonably practicable following the Effective Time and in any event within ten days thereafter, a lump sum cash payment equal to (x)(i) the Merger Consideration (valuing the stock portion of the Merger Consideration at the Parent Trading Price) plus (ii) the Special Dividend Per Share Amount multiplied by (y) the number of shares of Company Common Stock to which such holder’s Company Restricted Stock Units pertain.

(d) All account balances outstanding as of the Effective Time under the Company’s Amended and Restated Deferred Compensation Plan, Retirement Plan, 2009 Deferred Compensation Plan, Deferred Compensation Plan – Management 2010 and any individual deferral agreements with executive officers and directors (collectively, the “Deferred Compensation Plans”) will be paid out in cash to participants therein by the Company at the Effective Time, or as soon as practicable thereafter (but in no event later than five days after the Effective Time) by the Surviving Entity, less any required withholding taxes.

(e) Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Reports filed with or furnished to the SEC on or after January 1, 2008 and prior to the date hereof (excluding any cautionary language set forth in any risk factor section or forward-looking statements contained therein) or (ii) as disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on the Company), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Corporate Organization. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of its jurisdiction of organization. Each has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized in the applicable jurisdiction), in each jurisdiction in which the nature of the business now conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. True, complete and correct copies of (i) the Certificate of Incorporation of the Company (the “Company Certificate”) and the Fourth Amended and Restated Bylaws of the Company (the “Company Bylaws”) and (ii) the certificate of incorporation and bylaws or other organizational or constitutive documents or governing instruments of each active and material Subsidiary of the Company, in each case as currently in effect, have previously been made available to Parent.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 60,000,000 shares, par value $0.01 per share (the “Company Capital Stock”), which are divided into the following two classes: (i) 50,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock (the “Company Preferred Stock”). As of the close of business on July     , 2010, (A) [28,644,652] shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding, (C) options to purchase [2,369,663] shares of Company Common Stock were outstanding under the Company Benefit Plans, (D) [96,820] Performance Share Awards were outstanding (i.e., at target levels) under the Company Benefit Plans and (E) [316,299] Company Restricted Stock Units were granted and remain outstanding under the Company Benefit Plans. As of the close of business on July     , 2010, no shares of Company Capital Stock were reserved for issuance except for [3,321,916] shares of Company Common Stock reserved for issuance under the Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan (including in respect of outstanding stock options). Section 3.02(a) of the Company Disclosure Schedule sets forth a correct and complete list, July     , 2010, of all of the outstanding Company Options, Performance Share Awards and Company Restricted Stock Units and, where applicable, with respect to each such Company Option, Performance Share Award and Company Restricted Stock Unit, the holders, exercise prices, dates of grant, vesting schedules, expiration dates, performance periods, performance targets, and the Company plan, if any, under which such awards were granted. All of the issued and outstanding shares of Company Capital Stock have been, and all shares of Company Common Stock that may be issued prior to the Effective Time when issued will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote in respect of the Company or any of its Subsidiaries are issued or outstanding.

(c) Except as set forth above in Section 3.02(a), none of the Company and its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or agreements of any character (i) calling for the purchase, transfer or issuance of, or the payment of any amount based on, any shares of Company Capital Stock or capital stock of any of the Company’s Subsidiaries, voting securities of or any other equity interests in the Company or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock, voting securities of or other equity interests in the Company or its Subsidiaries, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such subscription, option, warrant, call, right, convertible or exchangeable security, “phantom” stock right, stock appreciation right, stock-based performance unit, commitment or agreement or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(d) There are no contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock of any of the Company’s Subsidiaries, voting securities of, or any other equity interests in the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock, or any capital stock, voting securities of, or any other equity interests in the Company or any of its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of Company Capital Stock or other securities under the Securities Act.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party relating to the voting of any Company Capital Stock, or any capital stock, voting securities of or any equity interests in the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other person.

(f) All of the issued and outstanding shares of capital stock, voting securities of or other equity interests in each of the Company’s Subsidiaries are owned by the Company, directly or indirectly, free and clear of any lien, mortgage, pledge, security interest, charge, restriction on transfer of title, adverse claim, title retention agreement, conditional sale agreement or other encumbrance of any kind (“Encumbrances”), other than Permitted Encumbrances, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. For purposes of this Agreement, “Permitted Encumbrances” shall mean (A) liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company in conformity with GAAP consistently applied, (B) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business consistent with past practice, in each case securing amounts no more than 30 days past due, (C) as of the date hereof, for purposes of this Article III and Section 5.01, liens arising under the documents listed on Section 3.02(f) of the Company Disclosure Schedule, (D) for purposes of Article IV, liens arising or permitted under the documents listed on Section 4.02(f) of the Parent Disclosure Schedule, (E) with respect to real property, easements, rights-of-way and other similar restrictions incurred in the ordinary course of business and (F) licenses of Intellectual Property in the ordinary course of business; provided, that no Permitted Encumbrance (i) shall materially interfere with the current use by the Company or any of its Subsidiaries of the assets, properties or rights affected thereby or (ii) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.03 Authority; No Violation.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Merger), subject only to the requirement that this Agreement, the Merger and the other transactions contemplated by this Agreement be adopted and approved by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote of the holders of any class or series of Company capital stock necessary to approve the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. No corporate proceedings on the part of the Company, other than the required receipt of the Company Stockholder Approval, are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) violate any provision of the Company Certificate, the Company Bylaws or the certificate of incorporation or bylaws or other organizational or constitutive documents or governing instruments of any material Subsidiary of the Company or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made: (A) violate any Law applicable to the Company, its Subsidiaries or any of their respective properties or assets, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, require any consent or approval of any person under, result in or permit the termination of or a right of termination or cancellation under, the acceleration of the performance required by, or other adverse change of any right or obligation under any provision of (x) the Medium Term Notes or the Canadian Fleet Securitization Program or any agreements related to any of the foregoing or (y) any other agreement or instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (C) result in the creation or imposition of any Encumbrance, other than Permitted Encumbrances, on any asset of the Company or any of its Subsidiaries, except, in the case of the foregoing clause (ii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company Board of Directors, at a meeting duly called and held, duly adopted resolutions: (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company adopt this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”). Assuming the representations and warranties set forth in Section 4.13 are true and correct, no state “fair price”, “moratorium”, “control share acquisition” or similar anti-takeover statute or regulation (including Section 203 of the DGCL) (collectively, “Takeover Laws”) is applicable to the Merger or any of the other transactions contemplated by this Agreement.

Section 3.04 Consents and Approvals. No consent, approval, order, notification or authorization of, action, nonaction by or in respect of, waiver, clearance, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, securities exchange, commission or authority (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to: (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the HSR Approval; (b) the applicable requirements of the Competition Act as enforced by the Competition Bureau of Canada (the “CBC”), including the CBC Approval; (c) any applicable requirements of any other U.S. or foreign competition, antitrust or merger control Laws listed on Section 3.04(c) of the Company Disclosure Schedule (such Laws, including the Competition Act and the HSR Act, the “Antitrust Laws”); (d) the filings pursuant to the Exchange Act: (i) in connection with the Company Stockholder Approval (including, but not limited to, the proxy requirements) and (ii) such other Exchange Act reports as may be required in connection with this Agreement and the transactions contemplated hereby; (e) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (f) the filing of the insurance regulatory approvals listed on Section 3.04(f) of the Company Disclosure Schedule; (g) approval of the airport authorities listed on Section 3.04(g) of the Company Disclosure Schedule with respect to the corresponding airport concessions, licenses and leases listed on Section 3.04(g) of the Company Disclosure Schedule and (h) those which if not obtained or made would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.05 Company SEC Reports; Financial Statements; No Undisclosed Liabilities; Internal Controls.

(a) Since January 1, 2008, the Company has timely filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Exchange Act. None of the forms, reports or documents filed by the Company with the SEC since such date (the “Company SEC Reports”), or that will be filed with the SEC after the date hereof, including any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of a registration statement, as of its effective date) or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included or incorporated by reference in the Company SEC Reports (including the related notes and schedules) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited financial statements, to normal year-end audit adjustments), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP.

(c) None of the Company or any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, known or unknown, contingent or otherwise and whether due or to become due) that is required to be set forth on a balance sheet prepared in accordance with GAAP, except for those liabilities and obligations: (i) that are reflected or reserved against in the Company’s consolidated balance sheet dated as of December 31, 2009 included in the Company SEC Reports, including any notes thereto, (ii) arising out of this Agreement and (iii) incurred in the ordinary course of business consistent with past practice since December 31, 2009, which would not be prohibited by this Agreement and that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(d) The Company has designed a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and such system is effective at the reasonable assurance level. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to the Company and its consolidated Subsidiaries is made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and such controls and procedures are effective in ensuring such disclosures and communications, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (and made summaries of such disclosures available to Parent): (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud. As of the date hereof, there is no reason to believe that the Company’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when required.

(e) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Company SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.05(e) and Section 4.05(e) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Since January 1, 2008, (i) none of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, employees, auditors, accountants or Representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the chief executive officer or general counsel of the Company in accordance with Section 307 of the Sarbanes-Oxley Act.

Section 3.06 Absence of Certain Changes or Events.

(a) Since December 31, 2009 and prior to the date hereof, no change, effect, event, circumstance, occurrence, state of facts or development (or with respect to any change, effect, event, circumstance, occurrence, state of facts or development existing prior to December 31, 2009, any worsening thereof) has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2009 and prior to the date hereof, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement.

(c) Since December 31, 2009 and prior to the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01.

Section 3.07 Legal Proceedings. There is no suit, action, claim, proceeding or investigation by or before any Governmental Authority or arbitrator pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or to which any of their respective properties or assets are subject that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company (in each case, if adversely determined). There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries or any of their respective properties or assets that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.08 Taxes and Tax Returns.

(a) The Company and each of its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it (all such returns being true, correct and complete in all material respects). The Company and each of its Subsidiaries has paid all material Taxes due and payable, whether or not shown as due on any Tax Return, or has made a provision for the payment of all material Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or are being contested in good faith). There is no proceeding, audit or written claim pending or proposed with respect to any material Taxes of the Company or any of its Subsidiaries. None of the Company or its Subsidiaries has received any written notice from any taxing authority to the effect that such authority intends to conduct an audit or investigation of any material Tax matter. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) between or among the Company or any of its Subsidiaries or (ii) not primarily related to Taxes, and in either case entered into in the ordinary course of business). Within the past two years, none of the Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. None of the Company or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, occupation, service, stamp, value added, backup withholding and other taxes, charges, levies or like assessments, together with all penalties and additions to tax and interest thereon, and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Authority with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company or any of its Subsidiaries.

(d) As of the date hereof, none of the Company or any of its Subsidiaries has executed (or had executed on its behalf) any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns.

(e) All material Taxes which the Company or any of its Subsidiaries has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been duly and timely paid to the proper taxing authority.

(f) There are no liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(g) No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim in writing that the Company or any of its Subsidiaries is required to file a Tax Return for such jurisdiction.

(h) The Company and each of its Subsidiaries has maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable laws, rules and regulations of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file material Tax Returns and other reports relating to Taxes (or such books and records have been maintained on the Company’s or such Subsidiary’s behalf).

(i) None of the Company or its Subsidiaries has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect; (ii) extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any taxing authority), which Tax Return has since not been filed; or (iii) granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(j) None of the Company or its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) by reason of a change in accounting method or otherwise, which adjustments would apply after the Merger.

(k) All elections made under Treasury Regulation Section 301.7701-3 for the Company and its Subsidiaries are set forth on Section 3.08(k) of the Company Disclosure Schedule.

(l) Neither the Company nor any Subsidiary has outstanding any material deferred intercompany gain or loss either under United States federal income tax law or under any similar state, local or non-United States tax law.

(m) The Company and its domestic Subsidiaries have operated their “like kind exchange” program in accordance with the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder pursuant to one or more “safe harbors” described in Treasury Regulation Section 1.1031(k)-1(g) and Revenue Procedure 2003-39.

Section 3.09 Employee Matters.

(a) Section 3.09(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material Company Benefit Plans. None of the Company Benefit Plans listed on Section 3.09(a) of the Company Disclosure Schedule is a “multiemployer plan” as defined in Section 3(37) of the Employee Retirement Income Security Act (“ERISA”) or a “multiple employer” plan within the meaning of Section 4064 of ERISA.

(b) Each of the Company Benefit Plans intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any Company Benefit Plan.

(c) None of the Company Benefit Plans is subject to Title IV or Section 302 of ERISA or Section 412 of the Code and neither the Company nor any of its Subsidiaries has maintained a plan subject to such Laws in the past six years.

(d) [intentionally omitted]

(e) There are no pending legal proceedings which have been asserted or instituted or, to the Knowledge of the Company, have been threatened against any of the Company Benefit Plans, or the assets of any such plan with respect to the operation of any such plan (other than routine claims for benefits).

(f) Each of the Company Benefit Plans has been maintained and administered in material compliance with its terms and provisions of applicable Law.

(g) No Company Benefit Plan or other arrangement provides medical or death benefits (whether or not insured) with respect to current or former employees of the Company beyond their retirement or other termination of employment except as required by Section 4980B of the Code.

(h) Since December 31, 2009 there has been no amendment to any Company Benefit Plan, nor, to the Knowledge of the Company, has the Company or any of its Subsidiaries communicated to any current or former employee any binding commitment to amend or modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation arrangement, in either case that would materially increase the cost or expense of the Company Benefit Plans to the Company and its Subsidiaries.

(i) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (alone or in combination with any other event) result in (i) an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any Subsidiary or (ii) any new or increased or accelerated funding obligation with respect to any Company Benefit Plan.

(j) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (alone or in combination with any other event) entitle any current or former employee, officer or director of the Company or its Subsidiaries to severance pay or any other payment or result in any payment to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 3.10 Labor Relations.

(a) None of the Company or any of its Subsidiaries is a party to any labor or collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries.

(b) Since January 1, 2009, there have not been any material (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(c) Since January 1, 2009, there have not been any material complaints, charges or claims (including settled claims) against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened to be brought or filed with any Government Authority in connection with the employment, termination of employment, compensation or employee benefits of any individual.

(d) Since January 1, 2009, the Company has been in compliance with all applicable Laws relating to employment, equal employment opportunity (including Laws prohibiting employment discrimination, harassment or retaliation), wages, hours, leaves, workers’ compensation, disability, occupational health and safety, immigration, collective bargaining, secondment, contractors and temporary employees, other employment terms and conditions, and plant closings and layoffs (including the Worker Adjustment and Retraining Notification Act), except for such non-compliance as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.11 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as currently conducted, which are being operated in compliance therewith, and all such licenses, franchises, permits and authorizations are in full force and effect, except for such licenses, franchises, permits and authorizations the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Since January 1,

2008, the Company and each of its Subsidiaries has been in compliance with and is not in default or violation of any statute, law, ordinance, rule, regulation, order, judgment or decree of a Governmental Authority (each, a “Law”) applicable to the Company and its Subsidiaries, the properties and assets of the Company and its Subsidiaries and the business of the Company and its Subsidiaries taken as a whole, except to the extent any non-compliance with any such Law has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Other than any agreement or understanding of a commercial nature under which the Company or any of its Subsidiaries provide goods or services to a Government Authority, none of the Company or any of its Subsidiaries is operating under any agreement or understanding with any Government Authority which in any way restricts its authority to conduct its business or requires it to take, or refrain from taking, any action relating to the conduct of its business otherwise permitted by Law, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.12 Compliance with Insurance Laws.

(a) Except to the extent such non-compliance has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) the business, activities and operations of the Company and each of its Subsidiaries have been conducted in compliance with all applicable insurance statutes, regulations, orders, decrees, rules, pronouncements, ordinances, bulletins, market conduct recommendations, licensing requirements, writs, injunctions, directives, judgments, settlement agreements, principles of common law, constitutions and treaties enacted, promulgated, issued, enforced or entered by any Governmental Authority regulating the business, activities or operations of the Company and each of its Subsidiaries (collectively, “Insurance Laws”), and (ii) each of the Company and its Subsidiaries and their respective Affiliates, insurance producers, agencies, agents, managing general agents, wholesalers, brokers, solicitors, adjusters, customer representatives and franchisees (collectively, the “Company Insurance Producers”) has marketed, sold and issued their respective products in compliance with applicable Insurance Laws and in the respective jurisdictions in which such products have been sold, including, without limitation, in compliance with (x) all applicable Insurance Law prohibitions against “redlining” or withdrawal of business lines, (y) all applicable requirements relating to disclosures to customers and insured and (z) all applicable requirements relating to insurance product projections and illustrations.

(b) Since January 1, 2008, each Company Insurance Producer that was or is required to hold a permit, certification, approval, registration, consent, authorization, franchise, variance, exemption or order issued by a Governmental Authority to write, sell or produce insurance products for or on behalf of the Company or any of its Subsidiaries was duly licensed and appointed as required by applicable Law in the particular jurisdiction in which and at the time that such Company Insurance Producer wrote, sold or produced business, except to the extent such non-compliance has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.13 Certain Contracts.

(a) Except for agreements, contracts, leases, licenses, arrangements or commitments to which the Company or any of its Subsidiaries have filed in unredacted form as exhibits to the Company SEC Reports filed prior to the date hereof, Section 3.13 of the Company Disclosure Schedule sets forth a true, complete and correct list of each agreement, contract, lease, license, arrangement or commitment to which the Company or any of its Subsidiaries is a party or by which it is bound or restricted:

(i) that is a partnership, limited liability company, joint venture or similar agreement that is material to the business of the Company and its Subsidiaries taken as a whole;

(ii) pursuant to which any of the Company or any of its Subsidiaries has created, incurred or assumed any Indebtedness or assumed, guaranteed, endorsed or otherwise become liable or responsible for the Indebtedness or other obligation of any other person or entity, and all material agreements related to any such Indebtedness or other obligation, including, without limitation, any agreement creating or governing any Encumbrance on any asset of the Company or any of its Subsidiaries to secure such Indebtedness or other obligation;

(iii) pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other person or entity;

(iv) pursuant to which the Company or any of its Subsidiaries has purchased, licensed or sold, during calendar year 2009, goods, equipment (including vehicles) or services that involved payment by or to the Company and its Subsidiaries in excess of $5,000,000 during such period or that provides for payments in excess of such amount over the remaining term of such agreement (in each case, whether under a single agreement or a series of related agreements);

(v) that is a concession, operating or lease agreement or license, rental or occupancy agreement, installment or conditional sale agreement or any other contract affecting the ownership of, leasing of, title to or other interest in any real property, tangible personal property or any concession, in each case, involving payment by or to the Company and its Subsidiaries in excess of $5,000,000 during any twelve-month period;

(vi) that is a general sales agency, travel agency or tour operator contract that is material to the business of the Company and its Subsidiaries taken as a whole;

(vii) that contains covenants restricting or limiting the ability of the Company, its Subsidiaries or any of their respective Affiliates (including any such agreement that by its terms would purport to apply to Parent and its Subsidiaries from and after the Closing) to engage in any line of business anywhere in the world (including any covenant not to compete or to conduct business on an exclusive or preferential basis with a third party) or which could require the disposition of any material assets or line of business of the Company or its Affiliates (including any such agreement that by its terms would purport to apply to Parent and its Subsidiaries from and after the Closing), other than those that may be canceled by the Company or its Subsidiary party thereto upon 60 days notice or less without payment or penalty;

(viii) to which any of the Company’s Affiliates (other than the Company and its Subsidiaries) is a party and which benefits the Company or any of its Subsidiaries, including non-competition and confidentiality agreements;

(ix) that contains any indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business;

(x) any agreement relating to any interest rate, derivatives or hedging transaction;

(xi) any agreement or series or related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) that is material to the Company and its Subsidiaries taken as a whole; or

(xii) that is a settlement or similar agreement with any Governmental Authority or an order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole.

Each agreement, contract, plan, lease, license, arrangement or commitment that is required to be (1) filed with the Company SEC Reports or (2) set forth on Section 3.13 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.”

(b) Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Company Material Contract is in full force and effect and is (i) a valid and binding obligation of the Company or its Subsidiary that is a party thereto and (ii) to the Knowledge of the Company, a valid and binding obligation of each other party thereto. None of the Company or any of its Subsidiaries that is a party to any Company Material Contract is in, or alleged to be in, material breach thereof or material default thereunder, and no event or circumstance has occurred that, with or without the giving of notice or the lapse of time or both, would constitute such a material breach or default or result in the termination of or a right of termination or cancellation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit thereunder. None of the Company or any of its Subsidiaries has provided or received any notice of any intention to terminate any Company Material Contract. To the Knowledge of the Company, no other party to any Company Material Contract is in material breach thereof or in material default thereunder and no event or circumstance has occurred that, with the giving of notice or the lapse of time or both, would constitute such a material breach or default or result in the termination of or a right of termination or cancellation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit thereunder.

Section 3.14 Property. Section 3.14(a) of the Company Disclosure Schedule sets forth (i) the address of each parcel of real property owned by the Company or its Subsidiaries (“Company Owned Real Property”), (ii) the address or the airport location of all material leasehold or subleasehold estates, and concessions or other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by or for the Company or its Subsidiaries (the “Company Leased Real Property”). Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, the Company or its Subsidiaries have made available (or within 10 Business Days following the date hereof will make available) to Parent correct and complete copies of all material instruments, licenses and agreements, together with all amendments, modifications, extensions and supplements thereto, granting to the Company or its Subsidiaries, leasehold interests, concession or operating rights with respect to the Company Leased Real Property (each, a “Lease”, and collectively, the “Leases”). Each Lease grants the tenant thereunder the exclusive right to use and occupy the premises and the tenant enjoys peaceful and undisturbed possession thereon, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries have not subleased, licensed or otherwise granted any person the right to use or occupy such Company Owned Real Property or Company Leased Real Property or any portion thereof. The Company and its Subsidiaries have such good, valid and marketable fee simple title to, or such legal, binding and valid rights by lease, license, other agreement or otherwise to use, all assets and properties (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) necessary and desirable to enable the Company and its Subsidiaries to conduct their business as currently conducted, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. All buildings, structures, fixtures and other improvements on the Company Owned Real Property and the Company Leased Real Property are in good condition and are in all material respects adequate to operate the business as currently conducted, except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in the Leases, neither the Company nor its Subsidiaries owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to sell or dispose of the Company Owned Real Property or the Company Leased Real Property or any portion thereof or interest therein.

Section 3.15 Airport Concessions, Licenses and Leases. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each airport concession, license or lease to which the Company or any of its Subsidiaries is a party as a concessionaire grants to the Company or one of its Subsidiaries (a) the right to use and occupy the counter areas in terminals or consolidated rental car facilities on an exclusive basis, together with such areas as may be designated for rental car operations and related parking areas designated therein and (b) the non-exclusive right to use and occupy such other areas of the applicable airport as may be necessary or convenient for the operation of the Company or its Subsidiary’s business at such airport.

Section 3.16 Intellectual Property/Information Technology. Section 3.16 of the Company Disclosure Schedule sets forth a true and complete list of (i) all Intellectual Property that is owned by the Company or any of its Subsidiaries (the “Company Owned Intellectual Property”) that is registered or subject to an application for registration or that is otherwise material to the business of the Company and its Subsidiaries taken as a whole and (ii) material Intellectual Property that the Company or one of its Subsidiaries is licensed or otherwise permitted by other persons to use, including, without limitation, all Intellectual Property exclusively licensed to the Company or any of its Subsidiaries (the “Company Exclusively Licensed Intellectual Property”). Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (A) the Company or any of its Subsidiaries has the exclusive title to the Company Owned Intellectual Property that is registered or subject to an application for registration, free and clear of all Encumbrances other than Permitted Encumbrances, (B) all Company Owned Intellectual Property that is registered or subject to an application for registration is subsisting, valid and enforceable, (C) the Company or one of its Subsidiaries owns, or is licensed or otherwise permitted to use (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) all Intellectual Property used or held for use in the business of the Company and its Subsidiaries taken as a whole, (D) the use of any Intellectual Property by the Company or its Subsidiaries (x) does not, to the Knowledge of the Company, infringe on or otherwise violate the rights of any person in respect of any Intellectual Property and (y) is in accordance with any applicable agreement pursuant to which the Company or any of its Subsidiaries possesses the right to use any Intellectual Property, (E) none of the Company or its Subsidiaries has received during the past three years preceding the date hereof any written notice of any threatened claim with respect to any Intellectual Property used or held for use in the business of the Company and its Subsidiaries (including, but not limited to, any cancellation, opposition or other action before an intellectual property registry), (F) to the Knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or its Subsidiaries with respect to any Company Owned Intellectual Property or any Company Exclusively Licensed Intellectual Property, (G) neither the Company nor any of its Subsidiaries has during the past three years preceding the date hereof asserted or threatened to assert any claims of infringement or other violations of its rights in or to the Company Owned Intellectual Property or the Company Exclusively Licensed Intellectual Property and (H) to the Knowledge of the Company, no Company Owned Intellectual Property is being used or enforced in a manner that could reasonably be expected to result in the abandonment, cancellation or unenforceability of such Company Owned Intellectual Property. The Company and its Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Company Owned Intellectual Property that is registered or subject to an application for registration. Each of the Company and its Subsidiaries has taken actions reasonably necessary to maintain the secrecy of all trade secrets which constitute Company Owned Intellectual Property to the extent used or held for use in the business of the Company and its Subsidiaries. Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, to the Knowledge of the Company, each of the Company and its Subsidiaries is in compliance with all applicable Laws pertaining to information privacy and security. For purposes of this Agreement, “Intellectual Property” means all trademarks, service marks, trade names, brand names, Internet domain names, logos, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations or applications for registration in any jurisdiction, foreign or domestic, of the foregoing and any extensions, modifications or renewals thereof; designs, industrial models, all patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, foreign or domestic; all nonpublic information, processes, product specifications, formulae, trade secrets, inventions, know-how, databases and other confidential information (collectively, “Trade Secrets”) and rights in any jurisdiction, foreign or domestic, to limit the use or disclosure thereof by any person; all writings and other published or unpublished works of authorship, whether copyrightable or not (including computer software, source code and object code versions thereof and all related documentation), in any jurisdiction, foreign or domestic; all copyrights, any registrations or applications for registration thereof in any jurisdiction, foreign or domestic, and any extensions, modifications or renewals thereof; and all similar intellectual property or proprietary rights.

Section 3.17 Environmental Liabilities. Except as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company:

(a) The Company and each of its Subsidiaries currently is and since January 1, 2005, has been in compliance with all applicable Environmental Laws.

(b) The Company and each of its Subsidiaries has obtained and currently possesses all permits required under applicable Environmental Laws.

(c) None of the Company or its Subsidiaries has received any written notice or claim against it alleging a Release or the presence of Hazardous Substances or violation of or liability under any Environmental Laws at any location owned, leased or in control of the Company or any of its Subsidiaries, other than such notices or claims that have been resolved in all respects.

(d) None of the Company or its Subsidiaries (i) is or may be liable to any person or entity under any applicable Environmental Law as a result of a Release or threatened Release of any Hazardous Substance at any location owned, leased or in the control of the Company or any of its Subsidiaries or the exposure to Hazardous Substances generated by the Company or any of its Subsidiaries or (ii) is potentially responsible for Remedial Measures at any location, other than such notices or claims that have been resolved in all respects. None of the Company or its Subsidiaries has received any written notice or claim alleging any of the foregoing.

(e) None of the Company or its Subsidiaries is a party to any pending judicial or administrative proceedings or, to the Knowledge of the Company, the subject of any investigations or threatened proceedings by any Governmental Authority or person, pursuant to any Environmental Laws.

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” shall mean any and all Laws, including common law, regulating or imposing liability or standards of conduct concerning pollution or protection of human health or the environment, including surface water, groundwater, ambient air, surface or subsurface soil, natural resources or wildlife habitat.

(ii) “Hazardous Substances” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, chemicals, solid wastes, hazardous wastes, toxic substances, asbestos, pollutants or contaminants defined as such in or regulated under any applicable Environmental Law.

(iii) “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Substances) into the environment.

(iv) “Remedial Measures” shall mean any measures or actions required or undertaken to investigate, monitor, clean up, remove, treat, prevent, contain or otherwise remediate the presence or Release of any Hazardous Substance.

Section 3.18 Insurance Matters.

(a) Section 3.18(a) of the Company Disclosure Schedule lists all material policies and other forms of insurance, reinsurance and similar arrangements (including policies providing coverage with respect to so-called vicarious liability Laws) insuring the Company and its Subsidiaries and their respective assets, properties and operations (the “Company Insurance Contracts”). All such Company Insurance Contracts are in full force and effect. All premiums due and payable under all Company Insurance Contracts covering all periods up to and including the date hereof have been paid, and neither the Company nor any of its Subsidiaries is otherwise in material breach or default (including any such breach or default with respect to the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default of the Company or any of its Subsidiaries, or permit termination or modification by the insurance carrier, under any Company Insurance Contract. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. The Company has not received notice of and, to the Knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies. Since January 1, 2008, neither the Company nor any of its Subsidiaries has received any written notice to the effect that (i) the financial condition of any insurer or reinsurer party to any Company Insurance Contract is materially impaired with the result that a default thereunder may reasonably be anticipated or (ii) there is a dispute with respect to any material amounts recoverable or payable by the Company or any of its Subsidiaries pursuant to any Company Insurance Contract.

(b) Prior to the date of this Agreement, the Company has made available to Parent a true and complete copy of the material reports listed on Section 3.18(b) of the Company Disclosure Schedule that have been prepared by actuaries, independent or otherwise, with respect to the insurance reserves of or the policies issued by the Company or any Subsidiary of the Company since January 1, 2008, in each case, along with all material attachments, addenda, supplements and modifications thereto (such reports, together with any other similar material reports prepared prior to the date hereof, the “Company Reserve Analyses”). Each Company Reserve Analysis was based upon, in all material respects, an accurate inventory of insurance policies in force and self-insured risks for the Company and any Subsidiaries of the Company, as the case may be, at the relevant time of preparation and was prepared in conformity with generally accepted actuarial principles in effect at such time, consistently applied (except as may be noted therein).

(c) Section 3.18(c) of the Company Disclosure Schedule identifies each type of insurance offered by the Company or its Subsidiaries or their respective Affiliates and franchisees to renters of rental vehicles.

Section 3.19 Franchise Matters.

(a) To the Knowledge of the Company, each franchisee, licensee, operator and dealer (collectively, “franchisees”) of the Company and its Subsidiaries operates, and since January 1, 2008 has operated, substantially in accordance with the policies, procedures and guidelines of the Company and its Subsidiaries as the same may be, or have been, in effect from time to time. There is no pending or threatened dispute between any franchisee on the one hand, and the Company and its Subsidiaries on the other hand, that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company has made available to Parent a true and complete copy of the franchise disclosure document and other disclosure statements of the Company or of any of its Subsidiaries in connection with its sale of franchises or licenses to subfranchisors and franchisees (the “Offering Circulars”), which are current as of the date hereof. As of the dates of the respective offerings under such Offering Circulars: (i) such documents complied with the requirements of the Federal Trade Commission Act of 1914, as amended, to the extent applicable, and all applicable Laws, except, as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.20 Vehicle Purchases and Leases. Section 3.20 of the Company Disclosure Schedule sets forth each outstanding vehicle purchase or lease order placed by the Company or any of its Subsidiaries with vehicle manufacturers or any other person as of the date hereof, specifying (i) the date of the relevant order, (ii) the number, type and year model of the vehicles covered by such order, (iii) the purchase price per vehicle, (iv) the expected date of delivery thereof and (v) whether each such vehicle is subject to a vehicle repurchase program.

Section 3.21 Business Activities. Each of Rental Car Finance Corp., Dollar Thrifty Automotive Group Canada Inc. and TCL Funding Limited Partnership is engaged solely in (x) the business of acquiring, selling, leasing, financing or refinancing vehicles owned or operated by, or leased or rented to or by, the Company or any of its Subsidiaries, including automobiles, trucks, tractors, trailers, vans, sport utility vehicles, buses, campers, motor homes, motorcycles and other motor vehicles and/or related rights (including under leases, manufacturer warranties and buy-back programs, and insurance policies) and/or assets (including managing, exercising and disposing of any such rights and/or assets), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business.

Section 3.22 Company Information. None of the information relating to the Company and its Subsidiaries that is provided by the Company or its Representatives specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement/prospectus relating to the Company Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”) will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

Section 3.23 Opinions of Financial Advisors. The Board of Directors of the Company has received the opinion of each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., in each case, dated the date hereof, to the effect that, as of the date hereof and based upon and subject to the matters and limitations set forth therein, the Total Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. For purposes of this Section 3.23, the “Total Consideration” shall mean the aggregate of the (i) Merger Consideration and (ii) Special Dividend Per Share Amount.

Section 3.24 Broker’s Fees. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co. and J.P. Morgan Securities Inc., the fees and expenses of which will be paid by the Company in accordance with the Company’s agreements with Goldman, Sachs & Co. and J.P. Morgan Securities Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries. The Company has made available to Parent a true and complete copy of each agreement between the Company or any of its Subsidiaries and any person entitled to such fee or expense reimbursement.

Section 3.25 Prior Merger Agreement. On July     , 2010, the Prior Merger Agreement was terminated pursuant to its terms. The termination of the Prior Merger Agreement was duly and validly approved by the Board of Directors of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the Parent SEC Reports filed with or furnished to the SEC on or after January 1, 2008 and prior to the date hereof (excluding any cautionary language set forth in any risk factor section or forward-looking statements contained therein) or (ii) as disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Parent), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 4.01 Corporate Organization. Parent and each of its Subsidiaries (including Merger Sub) is an entity duly organized, validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of its jurisdiction of organization. Each has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized in the applicable jurisdiction), in each jurisdiction in which the nature of the business now conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. True, complete and correct copies of (i) the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and (ii) the certificate of incorporation and bylaws or other organizational or constitutive documents or governing instruments of each active and material Subsidiary of Parent and Merger Sub, in each case as currently in effect, have previously been made available to the Company.

Section 4.02 Capitalization.

(a) The authorized capital stock of Parent consists of 260,000,000 shares, par value $0.01 per share (the “Parent Capital Stock”), which are divided into the following two classes: (i) 250,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of Parent preferred stock (the “Parent Preferred Stock”). As of the close of business on June 30, 2010, (A) 103,208,573 shares of Parent Common Stock were issued and outstanding, and (B) no shares of Parent Preferred Stock were issued and outstanding. As of the close of business on June 30,

2010, no shares of Parent Capital Stock were reserved for issuance except for (1) 4,981,722 shares of Parent Common Stock were reserved for future issuance under Parent’s equity compensation plans, (2) 9,610,302 shares of Parent Common Stock were reserved for future issuance in connection with outstanding awards under Parent’s equity compensation plans, (3) up to 2,500,000 shares of Parent Common Stock were reserved for future issuance under Parent’s employee stock purchase plans, (4) 27,600,000 shares of Parent Common Stock were reserved for future issuance in connection with Parent’s 3  1/2  % Convertible Senior Notes due 2014 and (5) 21,230,782 shares of Parent Common Stock were reserved for future issuance under outstanding warrants issued by Parent. All of the issued and outstanding shares of Parent Capital Stock have been and all shares of Parent Capital Stock that may be issued prior to the Effective Time when issued will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, will be fully paid, nonassessable and free of preemptive rights.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote in respect of Parent or any of its Subsidiaries are issued or outstanding.

(c) Except for (A) this Agreement, (B) Parent’s 3  1/2  % Convertible Senior Notes due 2014, (C) call options held by the Company covering, subject to adjustments, 21,230,782 shares of Parent Common Stock, (D) warrants issued by the Company covering, subject to adjustments, 21,230,782 shares of Parent Common Stock, and (E) outstanding options, warrants, stock appreciation rights and restricted stock units to purchase or otherwise acquire 9,610,302 shares of Parent Common Stock under Parent’s equity compensation plans, as of the date hereof, none of Parent and its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or agreements of any character (i) calling for the purchase, transfer or issuance of, or the payment of any amount based on, any shares of Parent Capital Stock or capital stock of any of Parent’s Subsidiaries, voting securities of or any other equity interests in Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Capital Stock, voting securities of or other equity interests in Parent or any of its Subsidiaries, (ii) obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such subscription, option, warrant, call, right, convertible or exchangeable security, “phantom” stock right, stock appreciation right, stock-based performance unit, commitment or agreement or (iii) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, Parent or any of its Subsidiaries.

(d) There are no contractual obligations of Parent or any of its Subsidiaries: (i) to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or capital stock of any of Parent’s Subsidiaries, voting securities of, or any other equity interests in Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Parent Capital Stock, or any capital stock, voting securities of or any other equity interests in Parent or any of its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent Capital Stock or other securities under the Securities Act (other than any registration rights that may be available to the counterparty to the call options and the holders of the warrants referred to in clauses (C) and (D) of Section 4.02(c) above).

(e) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party relating to the voting of any Parent Capital Stock, or any capital stock, voting securities of or any equity interests in Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other person.

(f) All of the issued and outstanding shares of capital stock, voting securities of, or other equity interests in, each of Parent’s Subsidiaries are owned by Parent, directly or indirectly, free and clear of any Encumbrance, other than Permitted Encumbrances, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(g) The authorized capital stock of Merger Sub consists of [    ] shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are directly or indirectly owned by Parent. Merger Sub does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase, transfer or issuance of, or the payment of any amount based on, any shares of Merger Sub capital stock, voting securities of or any other equity securities or any securities representing the right to purchase or otherwise receive any shares of Merger Sub capital stock, voting securities of or other equity interests in Merger Sub.

Section 4.03 Authority; No Violation.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent and Merger Sub, and this Agreement, the Merger and the other transactions contemplated hereby have been adopted and approved by the sole stockholder of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub, are necessary to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will: (i) violate any provision of the Parent Certificate, the Parent Bylaws or the certificate of incorporation or bylaws or other organizational or constitutive documents or governing instruments of any material Subsidiary of Parent (including Merger Sub) or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made: (A) violate any Law applicable to Parent, its Subsidiaries (including Merger Sub) or any of their respective properties or assets, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, require any consent or approval of any person under, result in or permit the termination of or a right of termination or cancellation under, the acceleration of the performance required by, or other adverse change of any right or obligation under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (C) result in the creation or imposition of any Encumbrance, other than Permitted Encumbrances, on any asset of Parent or any of its Subsidiaries, except, in the case of the foregoing clause (ii) only, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) No vote of the holders of outstanding securities of Parent is required by the Parent Certificate, Parent Bylaws, by Law or otherwise to approve and adopt this Agreement or to consummate the Merger or the other transactions contemplated hereby.

Section 4.04 Consents and Approvals. No consent, approval, order, notification or authorization of, action, nonaction by or in respect of, waiver, clearance or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries (including Merger Sub) in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to: (a) the applicable requirements of the HSR Act (including the HSR Approval); (b) the applicable requirements of the Competition Act (including the CBC Approval); (c) the registration of the issuance of shares of Parent Common Stock comprising the Stock Consideration in the Merger under the Securities Act; (d) the approval of listing of such shares of Parent Common Stock on the NYSE; (e) the filings pursuant to the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (f) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (g) the filing of the insurance regulatory approvals listed on Section 4.04(g) of the Parent Disclosure Schedule; (h) approval of the airport authorities listed on Section 4.04(h) of the Parent Disclosure Schedule with respect to the corresponding airport concessions, licenses and leases listed on Section 4.04(g) of the Parent Disclosure Schedule; and (i) those which if not obtained or made would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.05 Parent SEC Reports; Financial Statements; No Undisclosed Liabilities; Internal Controls.

(a) Since January 1, 2008, Parent has timely filed all forms, reports and documents required to be filed by it with the SEC, all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act and the Exchange Act. None of the forms, reports or documents filed by Parent with the SEC since such date (the “Parent SEC Reports”), or that will be filed with the SEC after the date hereof, including any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of a registration statement, as of its effective date) or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Parent included or incorporated by reference in the Parent SEC Reports (including the related notes and schedules) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited financial statements, to normal year-end audit adjustments), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP.

(c) None of Parent or any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, known or unknown, contingent or otherwise and whether due or to become due) that is required to be set forth on a balance sheet prepared in accordance with GAAP, except for those liabilities and obligations: (i) that are reflected or reserved against in Parent’s consolidated balance sheet dated as of December 31, 2009 included in the Parent SEC Reports, including any notes thereto, (ii) arising out of this Agreement and (iii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, which would not be prohibited by this Agreement and that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Parent has designed a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and such system is effective at the reasonable assurance level. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to Parent and its consolidated Subsidiaries is made known to Parent’s management as appropriate to allow timely decisions regarding required disclosure and such controls and procedures are effective in ensuring such disclosures and communications, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (and made summaries of such disclosures available to the Company): (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Each of Parent and its Subsidiaries has substantially addressed any such significant deficiency, material weakness or fraud. As of the date hereof, there is no reason to believe that Parent’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when required.

(e) Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. Neither Parent nor any of its Subsidiaries has outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

(f) Since January 1, 2008, (i) none of Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any of their respective directors, officers, employees, auditors, accountants or Representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the chief executive officer or general counsel of Parent in accordance with Section 307 of the Sarbanes-Oxley Act.

Section 4.06 Absence of Certain Changes or Events.

(a) Since December 31, 2009 and prior to the date hereof, no change, effect, event, circumstance, occurrence, state of facts or development (or with respect to any change, effect, event, circumstance, occurrence, state of facts or development existing prior to December 31, 2009, any worsening thereof) has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2009 and prior to the date hereof, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement.

Section 4.07 Legal Proceedings. There is no suit, action, claim, proceeding or investigation by or before any Governmental Authority or arbitrator pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or to which any of their respective properties or assets are subject that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries or any of their respective properties or assets that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.08 Taxes and Tax Returns. Parent and each of its Subsidiaries have duly and timely filed all material Tax Returns required to be filed by them on or prior to the date hereof, and have paid all material Taxes (whether imposed directly or through withholding) required to be paid or claimed to be due (other than those being contested in good faith and for which adequate reserves have been provided).

Section 4.09 Compliance with Applicable Law. Parent and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as currently conducted, which are being operated in compliance therewith, and all such licenses, franchises, permits and authorizations are in full force and effect, except for such licenses, franchises, permits and authorizations the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Since January 1, 2006, Parent and each of its Subsidiaries has been in compliance with and is not in default or violation of any Law applicable to Parent and its Subsidiaries, the properties and assets of Parent and its Subsidiaries and the business of Parent and its Subsidiaries taken as a whole, except to the extent any non-compliance with any such Law has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.10 Parent Information. None of the information relating to Parent and its Subsidiaries that is provided by Parent or its Representatives specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

Section 4.11 No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.12 Sufficient Funds. Parent and its Subsidiaries will have at the Effective Time sufficient funds to pay in full the Cash Consideration and all other cash amounts to be paid by Parent or Merger Sub pursuant to this Agreement.

Section 4.13 Interested Stockholder. Neither Parent nor any of its Subsidiaries is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 4.14 Broker’s Fees. No broker, investment banker, financial advisor or other person, other than Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business of the Company. Except as contemplated or permitted by this Agreement or with the prior written consent of Parent (which consent Parent shall use its reasonable best efforts to provide or withhold within five days of the Company’s request therefor, and which consent otherwise shall not be unreasonably withheld, delayed or conditioned) during the period from the date of this Agreement until the Effective Time, or the date (if any) on which this Agreement is terminated pursuant to Section 8.01, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course in all material respects consistent with past practice, (y) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (z) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of any party to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, or the date (if any) on which this Agreement is terminated pursuant to Section 8.01, except as set forth in Section 5.01 of the Company Disclosure Schedule and except as permitted by this Agreement, the Company shall not, and shall not permit its Subsidiaries to, without the prior written consent of Parent (which consent Parent shall use its reasonable best efforts to provide or withhold within five days of the Company’s request therefor, and which consent otherwise shall not be unreasonably withheld, delayed or conditioned):

(a) incur or assume any Indebtedness or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness or other obligations of any other person (other than a wholly owned Subsidiary of the Company), or make or forgive any loan or advance to, any person (other than a wholly owned Subsidiary of the Company), except for (i) Indebtedness in an amount that does not exceed $10,000,000 in the aggregate, (ii) the issuance of letters of credit or surety bonds required to be obtained by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, (iii) the Canadian Fleet Securitization Program substantially on the terms set forth in Section 5.01(a)(iv) of the Company Disclosure Schedule (the “New Canadian Facility”), and (iv) fleet financing (in a principal amount not to exceed the then-outstanding principal amount of any fleet financing being replaced, modified or extended) incurred by any of Rental Car Finance Corp., Dollar Thrifty Automotive Group Canada Inc., DTGC Car Rental Limited Partnership, Dollar Thrifty Funding Corp. or TCL Funding Limited Partnership to replace, modify or extend (y) any fleet financing in place at such time, if such then-outstanding fleet financing would require regularly scheduled amortization payments within 180 days of the date on which such replacement, modification or extension occurs, other than the Company’s Series 2005-1 asset backed medium term notes, but including the Company’s Series 2006-1 asset backed medium term notes (the “Series 2006 Notes”) in the amount of $600 million that will require scheduled amortization payments beginning in December 2010, provided, that in the case of any such fleet financing to replace, modify or extend the Company’s Series 2006 Notes, the proceeds of such financing shall be applied to repay or repurchase outstanding Series 2006 Notes prior to the Closing Date, (z) any fleet financing under which a mandatory prepayment or rapid amortization event has occurred; provided, that the Company shall consult with Parent regarding the terms of any such fleet financing described in this clause (iv) and shall use reasonable best efforts in cooperation with Parent to procure that any such fleet financing described in this clause (iv) shall (1) not contain any change-in-control provision that would be triggered by the Merger or the other transactions contemplated by this Agreement, (2) not conflict with the terms of any Indebtedness of Parent or its Subsidiaries (it being understood that Parent acknowledges that the Company has no responsibility for knowledge of the terms of any Indebtedness of Parent or its Subsidiaries and Parent shall have sole responsibility for identifying any potentially conflicting terms) and (3) permit the use by Parent or its Subsidiaries (whether by sublease or otherwise, and as needed by Parent and its Subsidiaries in the ordinary course operation of their vehicle rental business) of vehicles owned by the Company or its Subsidiaries (terms described in clauses (1) through (3) being “Favorable Terms”); provided, further, that (except in the case of a willful and material breach of the Company’s obligation to use its reasonable best efforts) no failure or inability of the Company to procure any such provisions or other provisions requested by Parent in any fleet financing shall constitute a violation or breach of this Section 5.01(a);

(b) except with respect to the Company Credit Agreement or the replacement of any fleet financing pursuant to Section 5.01(a), redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of the Company or any of its Subsidiaries (other than at stated maturity and other than the making of any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument or agreements, as the case may be, governing such Indebtedness as in effect on the date hereof);

(c) amend or modify the Medium Term Notes so as to delete or adversely affect any Favorable Terms therein;

(d) adjust, split, combine or reclassify any of its capital stock, voting securities or other equity interests;

(e) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire (except for the acceptance or withholding of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any employee or director in connection with the exercise of options to acquire Company Common Stock or stock appreciation rights or the vesting of restricted shares or settlement of other equity-based awards in respect of Company Common Stock granted under a Company Benefit Plan), any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, voting securities or other equity interests (in each case, except the Special Dividend and dividends paid by any wholly owned subsidiary to its parent);

(f) issue, sell, pledge, dispose of, grant or encumber any shares of capital stock or other securities of the Company or any of its Subsidiaries or any subscriptions, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights of any kind to acquire shares of capital stock or other securities of the Company or any of its Subsidiaries, other than (i) issuances of capital stock or other securities issuable pursuant to Company Incentive Awards granted prior to the date hereof in accordance with the terms thereof which are outstanding on the date hereof and (ii) pledges or Encumbrances of the capital stock of the Company’s Subsidiaries as required by the Company Credit Agreement;

(g)(i) except (w) as required by applicable Law, (x) for promotions or (y) normal performance-related merit increases in base salaries or base wages and benefit levels made in the ordinary course of business with respect to employees (including executive officers other than those set forth in Section 5.01(g) of the Company Disclosure Schedule) or directors of any of the Company or its Subsidiaries, including in connection with performance reviews and merit increases during the Company’s third fiscal quarter (in the case of performance-related merit increases, the total amount of such increases shall not exceed, (A) with respect to employees who have entered into change-in-control agreements or arrangements or employment agreements providing for severance payments or are participants in the 2010 Retention Plan for DTG Non-Officer Management Team, $750,660 and (B) with respect to other employees, $6,434,438 or (z) as required by the terms of any Company Benefit Plan, increase the wages or salaries of any past, present or future employee of any of the Company or its Subsidiaries, or (ii) except as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement or as modified after the date hereof to the extent permitted by Section 5.01(h), pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any other compensation, benefits or other rights of any employee of any of the Company or its Subsidiaries (including, without limitation, any new or increased incentive compensation (cash or equity) or severance entitlement);

(h)(i) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend or terminate any Company Benefit Plan, except (A) as required by applicable Law (including any amendments to existing arrangements required to make such arrangements comply with the requirements of Section 409A of the Code so long as such amendments do not materially increase the cost to the Company) or the terms of any Company Benefit Plan as in effect on the date of this Agreement or (B) with respect to employees who are not senior executives or directors, in the ordinary course of business consistent with past practice (other than any change-in-control agreements or arrangements), (ii) establish, adopt or become a party to any new, or amend or terminate any existing, change-in-control agreement or arrangement with any employee of the Company or its Subsidiaries or (iii) enter into any collective bargaining agreement without providing Parent prior written notice and the opportunity to review and comment on the terms of such agreement;

(i)(i) sell, transfer, license, lease, mortgage, encumber or otherwise dispose of any properties or assets to any person, other than (v) sales, transfers, licenses, leases, mortgages, Encumbrances or other disposals to the Company or any of its Subsidiaries, (w) sales, transfers, licenses, leases, mortgages, encumbrances or disposals of vehicles in the ordinary course of business consistent with past practice, (x) with respect to mortgages and encumbrances, Permitted Encumbrances, (y) leases of real property in the ordinary course of business consistent with past practice and (z) sales of properties or assets with a sale price that does not exceed $1,000,000 individually or $5,000,000 in the aggregate, or (ii) cancel, release or assign any claims against any person that exceed $1,000,000 individually or $5,000,000 in the aggregate;

(j) enter into any new line of business or, except as required by changes in applicable Law, regulation or policies imposed by any Governmental Authority or changes made in response to market conditions, change in any material respect its current operating policies;

(k) make any investment (whether by merger, consolidation, acquisition of stock or assets, joint venture or otherwise) either by purchase of stock or securities, contributions to capital or purchase of any division or business or all or any significant portion of the property or assets of any person (other than acquisitions of the stock, securities, properties or assets not in excess of $2,000,000 individually or $6,000,000 in the aggregate or of a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice);

(l) commence or settle any action, lawsuit or proceeding, other than (i) the commencement of any such proceedings in the ordinary course of business, (ii) the settlement of automobile accident liability claims incurred in the ordinary course of business and that have not had and are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) the settlement of any such proceedings or claims (x) for monetary payment of less than $5,000,000 individually and $10,000,000 in the aggregate and (y) which settlement does not impose any material restriction or obligation on the Company or any of its Affiliates (including, after the Closing, Parent and its Affiliates);

(m) amend its certificate of incorporation, bylaws or other similar governing documents;

(n) except for (i) the Company Credit Agreement and (ii) with respect to any agreement, contract, lease, license, arrangement or commitment that (A) is entered into on an arm’s length basis with an unaffiliated third party, (B) is entered into in the ordinary course of business consistent with past practice, (C) would not purport on its face to bind Parent and its Subsidiaries (other than the Company and its Subsidiaries) following the Closing Date and (D) with respect to any new vehicle purchase Contract, does not have a term exceeding one year, unless such Contract may be terminated at any time after one year without payment of penalty or premium, enter into, assume or amend in any material respect, or grant any release or relinquish any material rights under, any Company Material Contract, or any other agreement, contract, lease, license, arrangement or commitment that, if entered into prior to the date hereof would constitute a Company Material Contract;

(o) extend the term of the Second Amended and Restated Data Processing Services Agreement, dated as of August 1, 2006, by and among the Company, Electronic Data Systems Corporation and EDS Information Services L.L.C. (as amended from time to time), or otherwise amend such agreement in any respect that would reasonably be expected to have a material negative impact on Parent and its Subsidiaries or the integration of the businesses of Parent and the Company after the Closing;

(p) make any capital expenditures other than (i) capital expenditures that are not purchases of vehicles and are not in excess of $3,000,000 individually or $30,000,000 in the aggregate and (ii) purchases of vehicles; provided, that the provisions of clause (n)(ii)(D) and clause (q) are complied with;

(q) place firm commitments for physical delivery of any vehicle from any manufacturer under any annual purchase program, unless the projected date of physical delivery of such vehicle is scheduled to occur within 120 days from the date of such firm commitment; provided, that to the extent any manufacturer requires more than 120 days notice for the delivery of certain specialty vehicles, the Company or its Affiliate may place firm commitments for physical delivery of such specialty vehicles without regard to such 120 day limitation;

(r) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(s) implement or adopt any change in the Tax accounting or financial accounting principles, practices or methods, used by the Company or its Subsidiaries, other than as may be required by changes in applicable Law, GAAP or regulatory guidelines;

(t)(i) make any Tax election or take any position on a Tax Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is pursuant to applicable Law or the Code, (ii) enter into any settlement or compromise of any Tax liability, (iii) file any amended Tax Return that would result in a change in Tax liability, taxable income or loss, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any Tax liability, or (vi) give or request any waiver of a statute of limitation with respect to any Tax Return, provided, that such election, settlement, amended Tax Return or any other action described in the foregoing portion of this Section 5.01(t) will not require prior written consent of Parent if all such actions, in the aggregate, would not reasonably be expected to result in a cost to the Company and its Subsidiaries in excess of $1,000,000;

(u) take or omit to take any action that is intended or would reasonably be expected, individually or in the aggregate, to result in any of the conditions set forth in Section 7.01 or Section 7.02 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement;

(v) suspend or reduce the scope of their “like kind exchange”, other than to the extent necessary in the event the Company or its Subsidiaries are required to make any amortization payments or mandatory prepayments under any fleet financing, whether due to monoline insurer insolvency or otherwise; or

(w) agree to take, make any commitment to take, authorize or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01.

Section 5.02 Parent Forbearances. Except as set forth in Section 5.02 of the Parent Disclosure Schedule and except as permitted by this Agreement, neither Parent nor Merger Sub shall, nor shall Parent permit its Subsidiaries to, without the prior written consent of the Company (which consent the Company shall use its reasonable best efforts to provide or withhold within five Business Days of Parent’s request therefor, and which consent otherwise shall not be unreasonably withheld, delayed or conditioned):

(a) amend, repeal or otherwise modify any provision of the Parent Certificate or the Parent Bylaws in a manner that would adversely affect Company, the stockholders of Company or the transactions contemplated by this Agreement;

(b) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire (except for the acceptance or withholding of shares of Parent Common Stock in payment of the exercise price or withholding Taxes incurred by any employee or director in connection with the exercise of options to acquire Parent Common Stock or stock appreciation rights or the vesting of restricted shares or settlement of other equity-based awards in respect of Parent Common Stock granted under a benefit plan maintained by Parent, in each case as in effect on the date hereof), any shares of its capital stock, voting securities, other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, voting securities or other equity interests (except dividends paid by any wholly owned subsidiary to its parent);

(c) grant any person any right to acquire shares of its capital stock, voting securities or other equity interests except for the issuance of stock options to acquire Parent Common Stock to employees or directors of Parent or its Subsidiaries in the ordinary course of business, or the taking of any action to effect the exercise, cash-out or settlement of any restricted stock unit, stock option or performance share or other equity or equity-based award (other than in connection with an issuance of Parent Common Stock permitted by Section 5.02(d)(i));

(d) issue any additional shares of capital stock or other equity securities or other equity or equity-based awards, including cash-settled awards, except (i) the issuance of capital stock or other securities not in excess of 15% of the outstanding shares of Parent Common Stock in an underwritten transaction or otherwise on arms’ length terms, (ii) issuances under any incentive compensation, stock purchase, stock bonus, restricted stock, stock option or other equity-based plan, program or arrangement of Parent as in effect on the date hereof, (iii) issuances under the indenture applicable to the issued and outstanding 3  1/2  % Convertible Senior Notes due 2014 of Parent, (iv) issuances of Parent Common Stock to holders of the warrants referred to in clause (D) of Section 4.02(c), and (v) issuances of Parent Common Stock to the holders of the Company Common Stock;

(e) take or omit to take any action that is intended or would reasonably be expected, individually or in the aggregate, to result in any of the conditions set forth in Sections 7.01 and 7.03 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; or

(f) agree to take, make any commitment to take, authorize or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 No Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, and except as otherwise provided for in this Agreement, the Company shall not, and shall cause its Affiliates not to and shall not authorize or permit its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively “Representatives”) to, directly or indirectly: (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or making of any Company Competing Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any material nonpublic information in furtherance of (excluding, for the avoidance of doubt, information furnished to a current or prospective commercial counterparty (including any customer or supplier) of the Company or any of its Subsidiaries for the sole purpose of furthering an existing or prospective commercial arrangement with such person and, in any event, not in contemplation of any Company Competing Proposal), any Company Competing Proposal or (iii) enter into any agreement regarding a Company Competing Proposal. The Company shall, and shall cause its Affiliates and its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Company Competing Proposal and promptly request the prompt return or destruction of all confidential information previously furnished, and the Company shall take all reasonably necessary actions to secure its rights and ensure the performance of any such person’s obligations under any applicable confidentiality agreement to return or destroy such information. The Company shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between the Company and any person (other than Parent), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such person to submit a Company Competing Proposal. The Company shall ensure that its Representatives are aware of the provisions of this Section 5.03, and any violation of the restrictions contained in this Section 5.03 by its Board of Directors (including any committee thereof) or its Representatives shall be deemed to be a breach of this Section 5.03 by the Company.

(b) Notwithstanding the restrictions set forth in Section 5.03(a), at any time prior to obtaining the Company Stockholder Approval, if after the date hereof the Company receives an unsolicited Company Competing Proposal that the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes, or would reasonably be expected to result in, a Superior Proposal, the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (i) and (ii) below would be inconsistent with the Board of Directors’ fiduciary duties under Delaware Law, and such Company Competing Proposal has not resulted from the Company breaching its obligations under this Section 5.03, the Company may (i) furnish nonpublic information to the person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such person an executed confidentiality agreement on terms no more favorable to such person than those contained in the Confidentiality Agreement and (ii) participate in discussions or negotiations with such person (and its Representatives) making such Company Competing Proposal with respect to such Company Competing Proposal; provided that the Company shall give written notice to Parent after any such determination by the Company’s Board of Directors and before taking any of the actions described in the foregoing clauses (i) and (ii). The Company shall promptly notify Parent (within no more than 48 hours) of the communication or receipt of any Company Competing Proposal, any request for information that could reasonably be expected to be related to a Company Competing Proposal, or any request for discussions or negotiations that could reasonably be expected to be related to a Company Competing Proposal, indicating, in connection with such notice, the identity of the person making such Company Competing Proposal or request and the material terms and conditions thereof. The Company shall keep Parent reasonably informed on a current basis

(within no more than 48 hours) of any material developments in the status and terms of any such Company Competing Proposal or request (including whether such Company Competing Proposal or request has been withdrawn or rejected and any material change to the terms thereof) and shall concurrently provide Parent with copies of any material written information or materials that it provides to the person making the request therefor that have not been previously provided to Parent.

(c) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01 and except as otherwise provided for in the immediately following sentence, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, qualify or modify or publicly propose to withdraw, qualify or modify, in any manner, the Company Recommendation (a “Company Change of Recommendation”); (ii) approve or recommend or propose publicly to approve or recommend, any Company Competing Proposal; or (iii) approve or recommend, or publicly propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, acquisition or other agreement relating to any Company Competing Proposal (other than a confidentiality agreement permitted by Section 5.03(b)). Notwithstanding anything herein to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may make a Company Change of Recommendation if the Board of Directors of the Company has determined in good faith after consultation with the Company’s financial and outside legal advisors that the failure of the Board of Directors of the Company to withdraw, qualify or modify the Company Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law; provided, that the Company has provided Parent two Business Days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

(d) Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, to the extent applicable to a Company Competing Proposal, or (ii) making any disclosure to its stockholders if the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that the Board of Directors of the Company may not effect a Company Change of Recommendation, unless permitted to do so by Section 5.03(c); provided, further, that notwithstanding anything herein to the contrary, any disclosure (other than a “stop-look-and-listen” communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act) made pursuant to Rule 14d-9 or 14e-2(a) shall be deemed to be a Company Change of Recommendation, unless the Company’s Board of Directors expressly reaffirms its recommendation to the Company’s stockholders in favor of approval of the Merger and this Agreement. The Company shall not submit to the vote of its stockholders any Company Competing Proposal or Superior Proposal prior to the termination of this Agreement.

(e) As used in this Agreement, “Company Competing Proposal” shall mean any inquiry, offer or proposal (from any person other than Parent or its Subsidiaries) for (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the assets of the Company and its Subsidiaries, taken as a whole; (ii) the direct or indirect acquisition of assets or businesses representing 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, whether pursuant to an acquisition of securities, assets or otherwise; or (iii) the acquisition of 15% or more of any class of the issued and outstanding equity or voting securities of the Company.

(f) As used in this Agreement, “Superior Proposal” shall mean a bona fide written Company Competing Proposal (provided, that for purposes of the definition of Superior Proposal, references to “15%” shall be deemed to be references to “50%”), which the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, taking into account all the terms of the Company Competing Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the identity of the person making such proposal and the conditions for completion of such proposal) (i) is more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement and the failure of the Board of Directors of the Company to approve or recommend such Company Competing Proposal would be inconsistent with its fiduciary duties under applicable Law, (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) is reasonably expected to be consummated on a timely basis.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Form S-4 and the Proxy Statement; Stockholder Meetings.

(a) As soon as practicable following the date of this Agreement, and in any event within 30 days after the date hereof, Parent and the Company shall prepare and file with the SEC the Proxy Statement and the Form S-4, in which the Proxy Statement will be included as a proxy statement/prospectus. Each of the Company and Parent will cooperate with each other and respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement or the Form S-4. Parent and the Company shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock as may be reasonably requested by Parent in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will made by the Company, without providing the other party and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger and (ii) all orders of the SEC relating to the Form S-4.

(b) The Company shall, as soon as reasonably practicable following the date of this Agreement, take all actions necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”), in accordance with applicable Laws, the Company Certificate and the Company Bylaws. In connection with the Company Stockholders Meeting, the Company shall (i) unless there has been a Company Change of Recommendation in accordance with Section 5.03(c), use its reasonable best efforts to obtain the Company Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company shall include in the Proxy Statement the Company Recommendation, unless there has been a Company Change of Recommendation in accordance with Section 5.03(c). Without limiting the generality of the foregoing, unless this Agreement has been terminated pursuant to Section 8.01, the Company shall submit the Merger and this Agreement for the approval of its stockholders at the Company Stockholder Meeting whether or not a Company Change of Recommendation shall have occurred or a Company Competing Proposal shall have been publicly announced or otherwise made known to the Company, its Board of Directors, its Representatives or its stockholders.

Section 6.02 Access to Information; Confidentiality.

(a) Subject to applicable Laws, the Company shall afford to Parent and its Representatives reasonable access during normal business hours during the period from the date hereof until the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.01 to all of its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish to Parent promptly all other information concerning its business, properties and personnel as the other party may reasonably request. Subject to applicable Laws, Parent shall afford to the Company and its Representatives reasonable access to its executive officers during normal business hours during the period from the date hereof until the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.01. Each party shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with the confidentiality agreement, dated as of May 6, 2010, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”). Notwithstanding the foregoing, neither party shall be obligated to provide any such access or information to the extent that doing so (x) may cause a waiver of an attorney-client privilege or loss of attorney work product protection, (y) would violate a confidentiality obligation to any Person or (z) would violate any Law applicable to it, its Subsidiaries or its business. The disclosing party shall be entitled to have its Representatives present at all times during any inspection pursuant to this Section 6.02. No access or information provided pursuant to this Section 6.02 will affect any of the representations or warranties of the parties contained in this Agreement.

(b) Notwithstanding anything in this Section 6.02 to the contrary, no party nor any of its Representatives shall (i) contact or have any discussions with any of the other party’s employees below the level of Executive Vice President (or, if no such position exists with respect to any particular area of such other party’s organization, its equivalent), unless in each case an employee of such other party at or above the level of Executive Vice President has (A) made such employee available or (B) given written consent to discuss with such employee (such consent not to be unreasonably withheld, conditioned or delayed); (ii) contact or have any discussions with any of the vendors, licensees, franchisees, landlords or sublandlords (including any airport authority) or tenants or subtenants of any party or its Subsidiaries, without prior written consent of the relevant party, not to be unreasonably withheld, conditioned or delayed, (iii) damage any property or any portion thereof or (iv) perform any onsite procedure or investigation (including any onsite environmental investigation or study) that involves physical disturbance or damage to any property or any portions thereof.

Section 6.03 Reasonable Best Efforts; HSR Filings; Other Actions.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, the Merger and the other transactions contemplated by this Agreement prior to the Termination Date. Without limiting the foregoing, each of the Company and Parent shall (i) use their respective reasonable best efforts to cause the conditions set forth in Article VII to be satisfied on a timely basis so as to permit the consummation and effectiveness of the Merger and the other transactions contemplated by this Agreement prior to the Termination Date; (ii) as promptly as reasonably practicable prepare and file the required submissions under all Antitrust Laws that the Company and Parent deem necessary, advisable or appropriate, in each case, with respect to the Merger and the other transactions contemplated hereby; (iii) use their respective reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, consents and approvals from Governmental Authorities (including the HSR Approval and the CBC Approval) and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, prior to the Termination Date; (iv) as promptly as reasonably practicable following the receipt thereof, respond to (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Subsidiaries from any Governmental Authority; and (v) consult and cooperate with each other and consider in good faith the views of each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of the Company or Parent in connection with proceedings before any

Governmental Authority with respect to the Merger and the other transactions contemplated hereby. Each of the Company and Parent shall cooperate with each other to the extent necessary to assist each other in the preparation of its filing or submission under any such Antitrust Law and, if requested, to promptly amend or furnish additional information thereunder. Each of the Company and Parent shall use its reasonable best efforts to (x) furnish to each other all information required for any filing or submission under any Antitrust Law and (y) keep each other reasonably informed with respect to the status of each action or nonaction, waiver, consent or approval sought from a Governmental Authority, in each case, in connection with the Merger and the transactions contemplated hereby. Each of the Company and Parent shall, in connection with the Merger and the other transactions contemplated hereby, without limitation: (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Authority with respect to the Merger or the other transactions contemplated hereby, (2) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority, (3) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein, (4) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to the Merger and the other transactions contemplated hereby, provided that such material may be redacted as necessary (I) to comply with contractual arrangements, (II) to address good faith legal privilege or confidentiality concerns and (III) to comply with applicable Law and (5) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority. Each party shall consult with the other party and consider in good faith the views of the other party prior to entering into any agreement, arrangement, undertaking or understanding (oral or written) with any Governmental Authority relating to any Antitrust Law with respect to the Merger or the other transactions contemplated hereby; provided, that subject to its undertakings in Section 6.03(c), the final determination as to the appropriate course of action shall be made by Parent. The Board of Directors of the Company shall (a) take all action reasonably necessary to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (b) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) In furtherance, and not in limitation of the foregoing, each of the Company and Parent agrees to cooperate with each other and use its reasonable best efforts to resolve such objections, if any, as may be asserted by the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the CBC, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Governmental Authority of competent jurisdiction with respect to the transactions provided for in this Agreement under Antitrust Laws, to permit the Merger and the other transactions contemplated hereby to be consummated prior to the Termination Date. If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the transactions provided for in this Agreement as violative of any Antitrust Laws or that would otherwise prevent, materially impede or delay the consummation of the Merger and the other transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to cooperate and take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to as promptly as reasonably practicable vigorously contest and resist any such action or proceeding, including appeal, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that restrains, enjoins, prohibits, prevents, or restricts or would otherwise materially impede or delay the consummation of the Merger and the other transactions contemplated hereby, to permit the Merger and the other transactions contemplated hereby to be consummated in the most expeditious manner practicable.

(c) For purposes of Section 6.03(a) and (b), Parent’s “reasonable best efforts” shall include an obligation of Parent and its Subsidiaries to license, franchise, divest or hold separate any business locations or business lines of the Company, Parent or their respective Subsidiaries, or to take any similar measure, reasonably necessary to secure HSR Approval or CBC Approval (a “Divestiture Action”). Notwithstanding the immediately preceding sentence, “reasonable best efforts” shall not require Parent or its Subsidiaries to license, franchise, divest or hold separate any business locations or business lines of the Company, Parent or their respective Subsidiaries other than business locations or business lines that produced aggregate gross revenues in an amount not in excess of $325 million (“Divested Revenues”) for Parent, the Company and their respective Subsidiaries during the 2009 calendar year (of which not more than $250 million were generated by business locations or business lines operating within the United States), calculated in accordance with GAAP, on a basis consistent with the accounting principles used in preparing their respective 2009 financial statements included in the Company SEC Reports or Parent SEC Reports, as applicable. For the avoidance of doubt, in calculating Divested Revenues, only the business locations (or in the case of an entire business line, the business locations within such business line) for which a Divestiture Action is taken, shall be included. For example, if a Divestiture Action is required at an airport where the Parent and the Company each have a business location (or multiple business locations), only the business location at such airport that is divested shall be included in the calculation of Divested Revenues.

(d) Neither the Company nor Parent shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets, if, upon advice of such party’s outside legal counsel, the entering into of a definitive agreement relating to or the consummation of such acquisition, (i) would reasonably be expected to delay or to increase the likelihood of not obtaining the applicable action, nonaction, waiver, clearance, consent or approval under the HSR Act or applicable requirements of the Competition Act in connection with the Merger and the other transactions contemplated hereby prior to the Termination Date or (ii) would reasonably be expected to require any action, nonaction, waiver, clearance, consent or approval of any Governmental Authority not listed on Section 7.01 of the Company Disclosure Schedule with respect to the transactions contemplated hereby.

(e) Each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the consents listed on Section 6.03(e) of the Company Disclosure Schedule, and each of Parent and the Company shall use its reasonable best efforts to cooperate with each other in such efforts.

(f) As soon as practicable after the date hereof (in any event within three Business Days after the date hereof), the Company shall withdraw and/or terminate (as applicable) all filings and applications submitted for the purpose of obtaining actions, nonactions, waivers, clearances, consents or approvals from Governmental Authorities (including the HSR Approval and the CBC Approval) in connection with the transactions contemplated by the Prior Merger Agreement.

Section 6.04 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company Certificate, the Company Bylaws (or equivalent organizational documents of the Company or any of its Subsidiaries or Affiliates) or in any agreement (a “Company Indemnity Agreement”), each as in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Company has made available to Parent true and complete copies of all Company Indemnity Agreements. Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to) indemnify, defend and hold harmless, and advance expenses to Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by: (i) the Company Certificate, the Company Bylaws (or equivalent organizational documents of the Company or any of its Subsidiaries or affiliates) as in effect on the date of this Agreement; and (ii) any Company Indemnity Agreement between any such Indemnified Party on the one hand and the Company or any of its Subsidiaries on the other hand.

(b) Without limiting the provisions of Section 6.04(a), from and after the Effective Time, Parent will: (i) indemnify, defend and hold harmless to the fullest extent permitted by applicable Law, each Indemnified Party from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; or (B) the Merger, this Agreement and any transactions contemplated hereby; and (ii) pay (within 30 days following any request for advancement) the expenses (including reasonable attorneys’ fees) of any Indemnified Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified, in each case, if such Indemnified Party is entitled to indemnification or advancement of expenses as of the date of this Agreement pursuant to the Company’s or any of its Subsidiary’s certificate of incorporation, bylaws or other similar governing documents or any applicable Company Indemnity Agreement. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(c) Parent will provide, or cause the Surviving Entity to provide, for a period of not less than six years after the Effective Time, the Indemnified Parties who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy of the Company; provided, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date hereof by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage at any time exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything to the contrary in this Agreement, the Company may and at Parent’s request shall, prior to the Effective Time, purchase a “tail” directors’ and officers’ insurance and indemnification policy, provided that payment for each year of insurance coverage provided by such “tail” directors’ and officers’ insurance policy shall not exceed 300% of the annual premium paid as of the date hereof by the Company. Any such “tail” directors’ and officers’ insurance and indemnification policy will satisfy Parent’s obligation under this Section 6.04(c) to provide D&O Insurance.

(d) The Indemnified Parties to whom this Section 6.04 applies shall be third party beneficiaries of this Section 6.04. The provisions of this Section 6.04 are intended to be for the benefit of each Indemnified Party and his or her successors, heirs and representatives.

(e) Notwithstanding anything herein to the contrary, this Section 6.04 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its Subsidiaries, and shall be enforceable by the Indemnified Parties and their successors, heirs or representatives. In the event that Parent, the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such other person or the successors and assigns of Parent or the Surviving Entity as the case may be shall succeed to its obligations set forth in this Section 6.04.

Section 6.05 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, it being understood that the final form and content of any such release or announcement shall be at the final discretion of the disclosing party. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.07 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.08 Stockholder Litigation. Each party shall promptly notify the other party of any stockholder litigation against it and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep the other party reasonably informed regarding any such stockholder litigation. Each party shall give the other party the opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and shall give due consideration to the other party’s advice with respect to such stockholder litigation. The Company shall not settle any such litigation without the prior consent of Parent (which consent shall not be unreasonably withheld or delayed).

Section 6.09 Employee Matters.

(a) For the one-year period following the Effective Time, Parent shall, or shall cause the Surviving Entity to, (i) provide to each individual actively employed by the Company or one of its Subsidiaries as of the Effective Time who continues as an employee of the Surviving Entity (excluding any employee covered under the terms of a collective bargaining agreement) (collectively, the “Covered Employees”) with at least the same level of base salary or base wages and on substantially the same terms and conditions as provided to such Covered Employee immediately prior to the Effective Time and (ii) except as set forth on Section 6.09(a) of the Parent Disclosure Schedule, provide each Covered Employee with employee benefits (including severance) and annual bonus opportunities that in the aggregate are substantially similar to the employee benefits (including severance but excluding any equity-based plans or change in control severance, retention or other benefits with respect to a transaction occurring after the Closing Date (it being understood that nothing in this Section 6.09(a) is intended to address or affect whether any such change in control severance, retention or other benefits may be payable pursuant to any existing commitment or obligation that continues in effect after the Closing)) and annual target bonus opportunities provided to such Covered Employee under the Company Benefit Plans as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contained in this Agreement shall (i) prevent the amendment or termination of any Company Benefit Plan in accordance with its terms, or interfere with the right or obligation of Parent or the Surviving Entity to make such changes as are necessary to conform with applicable Law or (ii) limit the right of Parent or the Surviving Entity to terminate the employment of any employee at any time.

(b) For purposes of determining eligibility to participate, and to the extent that a Covered Employee becomes eligible to participate or commences to participate in an employee benefit plan maintained by Parent or the Surviving Entity, Parent shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with the Company or its Subsidiaries for purposes of eligibility, vesting, level of benefits and benefit accrual (other than benefit accrual under a defined benefit pension plan) under such employee benefit plan to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was a participant immediately prior to the Effective Time or, if there is no such comparable benefit plan, to the same extent such service was recognized under the Company 401(k) plan immediately prior to the Effective Time, provided that (A) recognition of such service shall not be required to the extent that the service of employees other than Covered Employees is not so recognized under such employee benefit plans and (B) such recognition of service shall not operate to duplicate any benefits payable to the Covered Employee with respect to the same period of service, and (ii) with respect to any health, dental or vision plan of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee commences to participate, in the plan year that includes the year in which such Covered Employee commences to participate, (x) cause any pre-existing condition limitations under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to such commencement of participation, and (y) recognize any medical or other health expenses incurred by such Covered Employee in the year that includes the year in which such Covered Employee commences to participate for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries (including the Surviving Entity).

(c) From and after the Effective Time, Parent shall, or shall cause the Surviving Entity to, honor, in accordance with the terms thereof as in effect as of the date hereof each employment agreement and change in control agreement listed on Section 6.09(c) of the Company Disclosure Schedule.

(d) This Section 6.09 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Article VI, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.09.

Section 6.10 Notification of Certain Matters. Each party shall give prompt notice to the other party of the occurrence or nonoccurrence of any change, effect, event, change in circumstance, occurrence or the discovery of any fact, that would reasonably be expected to cause any of the conditions to Closing set forth in Article VII not to be satisfied; provided, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder.

Section 6.11 Parent Board of Directors. Prior to the Effective Time, Parent shall take such actions as may be required to appoint, and shall appoint, effective as of the Effective Time, Thomas P. Capo (or, if he is unwilling or unable to serve as a member of Parent’s Board of Directors for any reason, such other member of the Company’s Board of Directors as the Company and Parent may agree) to the Parent Board of Directors to hold office in accordance with the Parent Certificate and the Parent Bylaws, and, to the extent so required, shall increase the size of the Parent Board of Directors to permit the appointment of such person.

Section 6.12 Cooperation Regarding Certain Indebtedness.

(a) The Company shall use its reasonable best efforts to assist and cooperate with Parent in doing all things as may be reasonably requested by Parent to procure that as of, and subject to the occurrence of, the Effective Time arrangements reasonably satisfactory to Parent have been made for, at Parent’s option and at Parent’s sole cost and expense, (i) without limiting Section 6.13, the valid and effective continuation of, or replacement of, any letters of credit or surety bonds issued and outstanding for the account of, or in support of or in connection with obligations of the Company or any of its Subsidiaries (including any letters of credit (including enhancement letters of credit with respect to the Medium Term Notes) issued under the Company Credit Agreement), including, but not limited to, assisting Parent or any of its Subsidiaries, in connection with the arrangement of a new letter of credit facility or the increase of letter of credit availability under any existing facilities of Parent and/or its Subsidiaries if and to the extent deemed necessary or advisable by Parent, (ii) the use by Parent or its Subsidiaries (whether by sublease or otherwise, and as and when needed by Parent and its Subsidiaries in the ordinary course operation of their vehicle rental business) of vehicles owned by the Company or its Subsidiaries, including, but not limited to obtaining, prior to Closing any necessary amendments or waivers to the Medium Term Notes (and the Related Documents (as defined in the Base Indenture) with respect to each of the Medium Term Notes) or the Canadian Fleet Securitization Program to permit such use, (iii) subject to compliance with the enhancement requirements set forth with respect to the Medium Term Notes, the purchase from and after the Closing on behalf of, and for delivery to, AESOP Leasing L.P. (or any Affiliate thereof designated by Parent) of “replacement vehicles” by VEXCO, LLC, as a qualified intermediary, pursuant to the like kind exchange program maintained by the Company in accordance with Section 1031 of the Code and evidenced by that certain master exchange agreement to which, among others, VEXCO, LLC and Rental Car Finance Corp. are a party (together with any and all documents and agreements ancillary thereto, the “VEXCO MEA”), using the “relinquished property proceeds” derived from vehicles owned by Rental Car Finance Corp. that have been relinquished to, and sold by, VEXCO, LLC, including, but not limited to, obtaining, prior to the Closing, at Parent’s sole expense, any necessary amendments or waivers to the VEXCO MEA and the Medium Term Notes (and the Related Documents (as defined in each Series Supplement to the Base Indenture) with respect to each of the Medium Term Notes), (iv) upon Parent’s request, the procurement of a waiver from Deutsche Bank Trust Company Americas (and any other holder of a Series 2010-1 Medium Term Note) to any amortization event under the Series 2010-1 Supplement that may be triggered in connection with the transactions contemplated hereby, (v) upon Parent’s written request, the conversion of Thrifty, Inc., Thrifty Rent-A-Car

Systems, Inc. and Rental Car Finance Corp. into Delaware or Oklahoma limited liability companies prior to the Closing Date, and the conversion of the Company into a Delaware limited liability company immediately after the Closing, including, but not limited to, obtaining any necessary amendments or waivers to the Medium Term Notes (and the Related Documents (as defined in the Base Indenture) with respect to each of the Medium Term Notes), (vi) upon Parent’s request, the procurement of a waiver from CARE Trust, Bay Street Funding Trust and each other holder of notes issued in connection with the Canadian Fleet Securitization Program to any amortization event under the Canadian Fleet Securitization Program that may be triggered in connection with the transactions contemplated herein, and (vii) upon Parent’s request, the procurement of (A) (x) written approval from Wells Fargo Bank, N.A. (or any other Person holding the largest percentage of the aggregate invested amount under the Series 2010-2 Medium Term Notes at such time) of the Merger and (y) the consent of Wells Fargo Bank, N.A. (or any other Person holding the largest percentage of the aggregate invested amount under the Series 2010-2 Medium Term Notes at such time) to an amendment of the Series 2010-2 Supplement to include financial covenants applicable to Parent that are acceptable to Parent and/or (B) a waiver from Wells Fargo Bank, N.A. (and any other holder of a Series 2010-2 Medium Term Note) to any amortization event under the Series 2010-2 Supplement that may be triggered in connection with the transactions contemplated hereby. With respect to any corporation that the Company converts to an LLC prior to Closing at the written request of Parent pursuant to this Section 6.12(a), the Company shall be entitled to elect the “initial classification” of such limited liability company, pursuant to section 301.7701-3 of the Treasury Regulations, to be an association taxable as a corporation retroactive to the date of conversion if the Closing shall not have occurred prior to the seventieth day following the date of such conversion.

(b) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives (including its outside legal counsel and accountants) to, provide to Parent such cooperation and assistance as reasonably requested by Parent in connection with Parent’s financing arrangements in connection with the Merger and the other transactions contemplated hereby, including the following: (i) agreeing to enter into such agreements, and using reasonable best efforts to deliver such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the Persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the assets of the Company and its Subsidiaries pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company or its Subsidiaries under any such agreement, pledge or grant shall be effective until the Closing Date, and (ii) providing to the lenders to Parent financial and other information regarding the Company and its Subsidiaries as reasonably requested by Parent, and identifying any portion of such information that constitutes material non-public information.

(c) Upon request by the Company, Parent shall promptly, and in any event within ten Business Days following such request, reimburse the Company and its Subsidiaries for any reasonable out-of-pocket costs incurred by them in connection with this Section 6.12.

(d) Parent hereby agrees and acknowledges that its obligation to effect the Merger on the Closing Date in accordance with this Agreement is not conditioned or contingent upon (i) obtaining or closing upon any letter of credit, surety bonds or letter of credit facility, (ii) the ability of Parent or its Subsidiaries (other than the Company and its Subsidiaries) to use any vehicles owned by the Company or its Subsidiaries, (iii) the purchase or delivery of any “replacement vehicles” or the relinquishment of any “relinquished property proceeds,” (iv) obtaining any amendment or waiver to the Medium Term Notes (and the Related Documents with respect to each of the Medium Term Notes) or the Canadian Fleet Securitization Program or (v) effecting conversions of any of the Company’s Subsidiaries to Delaware limited liability companies or facilitating the use by Parent and its Subsidiaries of vehicles owned by the Company or its Subsidiaries.

Section 6.13 Termination of Certain Indebtedness. The Company shall use its reasonable best efforts to deliver to Parent, (A) at least four Business Days prior to the anticipated Closing Date, executed prepayment notices and (B) at least two business days prior to the Closing Date, the final form of payoff letters to be executed by third-party lenders or an agent, if applicable, on their behalf, in form and substance reasonably satisfactory to Parent, with respect to all indebtedness of the Company and its Subsidiaries under the Company Credit Agreement, provided that the Company shall not be required to deliver any prepayment notice or payoff letter unless the requisite lenders under the Company Credit Agreement acknowledge and agree that such prepayment or payoff is not irrevocable and that prepayment of the Company Credit Agreement shall not be required unless and until the Closing occurs. Parent and the Company shall use reasonable best efforts to procure that such payoff letters shall (i) provide for a mutually reasonably satisfactory arrangement (which arrangement may include replacement or backstop letters of credit issued under Parent’s credit facility) with respect to, any letters of credit issued for the Company or any of its Subsidiaries (including any letters of credit issued under the Company Credit Agreement) and (ii) correctly specify the amounts, including any applicable premiums, fees and expenses, necessary to repay such indebtedness and completely discharge the obligations of the Company and its Subsidiaries with respect to such indebtedness and release any Encumbrances on the assets and properties of the Company and its Subsidiaries relating to such indebtedness. If the Closing occurs (1) on or prior to January 31, 2011 the Company shall, or (2) after January 31, 2011 the Company shall use its reasonable best efforts to, discharge such indebtedness at the Closing and implement such mutually satisfactory arrangement (which arrangement may include replacement or backstop letters of credit issued under Parent’s credit facility) with respect to, any letters of credit in accordance with instructions as may be provided in such payoff letters and, unless otherwise requested by Parent, permanently terminate the Company Credit Agreement and all related agreements.

Section 6.14 Special Dividend. The Company shall declare and pay a special dividend in an amount per share of Company Common Stock equal to the Special Dividend Per Share Amount (the “Special Dividend”), which dividend shall be paid immediately prior to the Effective Time to holders of record of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 2.01(a)(ii)). For purposes of U.S. tax withholding, the Company shall treat the Special Dividend paid with respect to Company Common Stock as a distribution under Section 301 of the Code. The “Special Dividend Per Share Amount” shall be an amount equal to $200,000,000 divided by the sum of (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a)(ii)), (ii) the number of shares of Company Common Stock that would be delivered to the holders of Performance Share Awards outstanding as of immediately prior to the Effective Time if performance was achieved at the target level and (iii) the number of shares of Company Common Stock to which the Company Restricted Stock Units outstanding as of immediately prior to the Effective Time pertain.

Section 6.15 Cooperation Regarding Information Technology.

(a) The Company agrees that it shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to cooperate with Parent to prepare the information technology systems of the Company and its Subsidiaries to permit the efficient sharing of the respective fleets of Parent, the Company and their respective Subsidiaries, with the aim of completing that work as promptly as practicable after the Effective Time. Such cooperation shall include making employees of the Company and its Subsidiaries reasonably available for meetings and consultations at Parent’s request, providing reasonable access to relevant information concerning the Company’s and its Subsidiaries’ information technology systems, engaging in a joint planning process and designing and implementing hardware and software solutions; provided, that such cooperation shall not interfere in any material respect with the ordinary course operation of the Company’s or its Subsidiaries’ business (including the ability to comply with financing documents and related agreements). Parent shall reimburse the Company for any amounts payable for Electronic Data Systems Corporation and EDS Information Services L.L.C. and for any other reasonable out-of-pocket expenses it may incur as a result of its compliance with this Section 6.15.

(b) Parent hereby acknowledges and agrees that its obligation to effect the Merger on the Closing Date is not contingent upon the ability of the information technology systems of either party to permit the efficient sharing of the respective fleets of Parent, the Company or their respective Subsidiaries at or after the Effective Time or on having completed any work in furtherance of such objective.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by such party at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law.

(b) NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Company Common Stock pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) Regulatory Authorizations. Each of the HSR Approval and the CBC Approval shall have been obtained and shall remain in full force and effect. All other actions or nonactions, waivers, clearances, consents and approvals of (or filings or registrations with) any Governmental Authority identified on Section 7.01(d) of the Company Disclosure Schedule shall have been obtained or made or have occurred prior to the Effective Time.

(e) Special Dividend. The Company shall have declared and paid the Special Dividend payable on all shares of Company Common Stock entitled to the Merger Consideration, provided, that the Company shall not be relieved of its obligation to effect the Merger and the other transactions contemplated hereby if it has willfully and materially breached its obligation to declare and pay the Special Dividend pursuant to Section 6.14.

(f) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Merger and the other transactions contemplated hereby; provided, that a party shall not be relieved of its obligation to effect the Merger and the other transactions contemplated hereby if it has not used its reasonable best efforts to contest, appeal and remove any such Restraint.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by such party at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in the first sentence of Section 3.01 and in Section 3.03, Section 3.06(a) and Section 3.23 of this Agreement shall be true and correct in all respects and the representations and warranties of the Company set forth in Section 3.02 and Section 3.24 of this Agreement shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time). The other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all respects the obligations set forth in the last sentence of Section 6.13, and shall have performed in all material respects all other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Material Adverse Effect. No change, effect, event, circumstance, occurrence, state of facts or development shall exist or have occurred or come to exist or been threatened since the date hereof that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(d) No Litigation. There shall not be instituted or pending any suit, action or proceeding by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice under any U.S. Antitrust Law or the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act (Canada) under the Competition Act (Canada) (the “Commissioner”) (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the Merger or any of the other transactions contemplated hereby, (ii) seeking to prohibit Parent’s ability to vote, transfer, receive dividends or otherwise exercise full rights of ownership with respect to the stock of the Surviving Entity or (iii) seeking to prohibit, limit, restrain or impair Parent’s ability to own, control, direct, manage, or operate or to retain or change any portion of the assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interests therein of Parent or its Subsidiaries, except, in each case, where the remedy sought by such Governmental Authority is one that Parent would be required to accept consistent with its obligations under Section 6.03(a).

(e) Special Dividend. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to the effect that the Company has declared and paid the Special Dividend payable on all shares of Company Common Stock entitled to receive the Merger Consideration.

(f) [Consents and Approvals. The approvals and consents listed on Section 7.02(f) of the Parent Disclosure Schedule shall have been obtained.]

Section 7.03 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.01 and in Section 4.03, Section 4.06(a), and Section 4.12 of this Agreement shall be true and correct in all respects and the representations and warranties of Parent and Merger Sub set forth in

Sections 4.02(a), (b) and (c) and 4.14 of this Agreement shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time). Each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of such date or time), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by the chief executive officer or the chief financial officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(c) No Material Adverse Effect. No change, effect, event, circumstance, occurrence, state of facts or development shall exist or have occurred or come to exist or been threatened since the date hereof that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, except to the extent otherwise set forth below, whether before or after receipt of the Company Stockholder Approval, with any termination by Parent also being an effective termination by Merger Sub:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before April 25, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger and the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party that has not used its reasonable best efforts to contest, appeal and remove such Restraint; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting (as such Company Stockholders Meeting may be adjourned or postponed from time to time) duly convened therefor;

(c) by Parent, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article III or if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.02 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Sections 7.01 or 7.02), by the Company within 30 days following receipt of written notice from Parent of such breach, inaccuracy or failure to perform;

(d) by the Company, if there is any breach or inaccuracy of any of the representations or warranties set forth in Article IV or if Parent or Merger Sub shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Sections 7.01 or 7.03) by Parent within 30 days following receipt of written notice from the Company of such breach, inaccuracy or failure to perform;

(e) by Parent, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Board of Directors of the Company shall have effected a Company Change of Recommendation or failed to reaffirm the Company Recommendation within ten business days after (x) a Company Competing Proposal shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Competing Proposal) and (y) the receipt of a written request to do so from Parent or (ii) the Company shall have materially breached its obligations under Section 5.03 or Section 6.01(b); or

(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if the Company is simultaneously entering into a definitive agreement to effect a Superior Proposal.

A party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.01 shall give written notice of such termination to the other party in accordance with Section 9.02, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02 Intentionally Omitted.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of Section 6.05, Section 6.12(b), this Section 8.03, Article IX, the third sentence of Section 6.02(a) and the last sentence of Section 6.15(a), which provisions shall survive such termination; provided that nothing herein shall relieve any party from any liability for any willful and material breach hereof prior to such termination. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement, provided, that, for purposes of Section 6.14 and Section 7.01(e), the failure of the Company to declare or pay the Special Dividend, solely due to its legal or practical inability to do so, shall not constitute a “willful and material breach” of this Agreement as long as such inability does not result from any action or omission of the Company taken, or not taken, with the purpose of frustrating the satisfaction of the condition set forth in Section 7.01(e).

Section 8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company or Parent without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

Fax: 973-496-3444

Attention:    Michael K. Tucker, Esq.

with a copy to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Facsimile No.: (212) 446-4900

Attention:	David Fox, Esq.
Daniel E. Wolf, Esq.

if to the Company, to:

Dollar Thrifty Automotive Group, Inc.

5330 E. 31st Street

P.O. Box 35985

Tulsa, Oklahoma 74135

Facsimile No.: (918) 669-3046

Attention:     Vicki J. Vaniman, Esq.

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Facsimile No.: (212) 225-3999

Attention:	Paul J. Shim, Esq.
Matthew P. Salerno, Esq.

Section 9.03 Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile or electronic transmission), all of which shall be considered one and the same agreement and each of which shall be deemed to be an original.

Section 9.04 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, the Parent Disclosure Schedule, and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement; (b) are not intended to confer upon any person other than the parties any rights, benefits or remedies, other than (i) the rights to indemnification and insurance pursuant to Section 6.04 hereof (of which the persons entitled to indemnification are the intended beneficiaries), (ii) the rights of the Company’s stockholders and holders of Company Incentive Awards to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s willful and material breach of this Agreement; provided, however, that the rights granted pursuant to this clause (ii) shall only be enforceable by the Company on behalf of such stockholders and holders of Company Incentive Awards in the Company’s sole and absolute discretion (and not directly by any such stockholder or holder), it being understood and agreed that any and all interests in such claims shall attach to such shares of Company Common Stock and Company Incentive Awards (and any shares of Company Common Stock issued upon exercise or conversion of such Company Incentive Awards), as applicable, and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (x) distributed, in whole or in part, by the Company to the holders of Company Common Stock and/or holders of Company Incentive Awards as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company in any manner the Company deems fit; provided, further, however, that under no circumstances shall any such rights of holders of Company Common Stock or Company Incentive Awards be enforceable by such stockholders, holders or by any other person acting for or on their behalf other than the Company; and (iii) after the Effective Time, the rights of the Company’s stockholders to receive the Merger Consideration and of the holders of Company Incentive Awards to receive the benefits of Article II hereof.

Section 9.05 Governing Law. This Agreement and any dispute arising out of, relating to or in connection with this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.07 Enforcement of the Agreement; Consent to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery courts of the State of Delaware or in any federal court located in the

State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of Parent, Merger Sub and the Company (a) consents to submit itself to the personal jurisdiction of any such court with respect to any dispute arising out of, relating to, or in connection with this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or the transactions contemplated by this Agreement in any court other than the chancery courts of the State of Delaware or in any federal court located in the State of Delaware. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Parent and Merger Sub hereby agrees that in addition to any other legally permissible means of service, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Merger.

Section 9.08 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.10 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; and for purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), shall mean, with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise;

(b) “business day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by applicable Law to close;

(c) “Canadian Fleet Securitization Program” means the fleet securitization financing by TCL Funding Limited Partnership pursuant to the Master Trust Indenture dated as of May 3, 2010, as amended from time to time, by and between TCL Funding Limited Partnership, DTGC Car Rental Limited Partnership and BNY Trust Company of Canada, as supplemented by the indenture supplements thereto (together with all agreements related thereto);

(d) “CBC Approval” means (i) that the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) unless waived by Parent, the Commissioner shall have issued a no-action letter and the applicable waiting period under section 123 of the Competition Act shall have expired, been terminated, or been waived by the Commissioner and any timing agreement entered into by Parent with the Commissioner (with the consent of the Company which will not be unreasonably withheld) to avoid the issuance of a supplemental information request, shall have expired, been terminated, or been waived by Parent;

(e) “Company Benefit Plan” means each written or oral employee pension, profit sharing, bonus, deferred compensation, incentive compensation, stock purchase, stock bonus, restricted stock, stock option or other equity-based arrangement and any employment, termination, retention, change in control, severance, health, welfare, death benefit, retirement, savings or fringe employee benefit plans, agreements, practices or arrangements, including any “employee benefit plans” as defined in Section 3(3) of ERISA, maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute with respect to its employees or former employees;

(f) “Company Credit Agreement” means the Credit Agreement dated as of June 15, 2007, as amended from time to time subject to Section 5.01, among the Company, as borrower, various financial institutions as may from time to time become parties thereto, Deutsche Bank Trust Company Americas, as administrative agent, The Bank of Nova Scotia, as syndication agent, and Deutsche Bank Securities Inc. and The Bank of Nova Scotia as joint lead arrangers and joint bookrunners;

(g) “Competition Act” means the Competition Act (Canada), including the regulations thereunder, as each may be amended from time to time;

(h) “HSR Approval” means the expiration or early termination of the applicable waiting periods required pursuant to the HSR Act.

(i) “Indebtedness” of any person means, without duplication: (a) all obligations of such person for borrowed money and all obligations of such person evidenced by a note, bond, debenture or similar instrument; (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, bonds (including surety bonds) and similar obligations, whether or not drawn, and banker’s acceptances issued for the account of such person; (c) all obligations of such person as lessee under leases which have been or should be, in accordance with GAAP, recorded as capitalized lease liabilities; (d) all obligations of such person in the nature of overdrafts; (e) net liabilities of such person under all hedging obligations; and (f) whether or not so included as liabilities in accordance with GAAP, all obligations of such person to pay the deferred purchase price of property or services (excluding open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services), and indebtedness (excluding prepaid interest thereon) secured by any Encumbrance on any property owned by such person even though such person has not assumed or otherwise become liable for the payment thereof;

(j) “Knowledge” means, the actual knowledge, without inquiry of (i) with respect to the Company, the individuals set forth on Section 9.10(j) of the Company Disclosure Schedule and (ii) with respect to Parent, the individuals set forth on Section 9.10(j) of the Parent Disclosure Schedule.

(k) “Material Adverse Effect” means, with respect to the Company or Parent, as the case may be, any change, effect, event, circumstance, occurrence, state of facts or development that, either individually or in the aggregate, (A) is materially adverse to the business, assets, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent arising out of or resulting from (i) general economic or political conditions or the financial, banking, securities, currency, capital or credit markets in general, including changes in interest rates or exchange rates or the availability of financing, (ii) conditions generally affecting the car rental industry, (iii) changes or proposed changes in GAAP, regulatory accounting principles or applicable Law or the interpretation thereof, (iv) any outbreak, escalation or worsening of hostilities or war (whether declared or not declared) or act of terrorism or sabotage, (v) earthquakes, hurricanes, tornadoes or other natural disasters, (vi) the announcement or the existence of, or compliance with, this Agreement and the transactions contemplated hereby, (vii) any change in such party’s stock price or trading value, (viii) the failure of such party to meet any projections of earnings, revenues or other financial measures (whether prepared by such party or any third party) or (ix) any change or proposed change in the debt ratings of the party or any of its Subsidiaries or any debt securities of such party or any of its Subsidiaries; provided that (1) none of the foregoing clauses (i) through (v) shall exclude any change, effect, event, circumstance, occurrence or state of facts to the extent that it materially disproportionately impacts a party and its Subsidiaries (taken as a whole) relative to other companies in the car rental industry, (2) no change, effect, event, circumstance, occurrence, state of facts or development underlying a change, proposed change or failure under any of the foregoing clauses (vii), (viii) or (ix) shall itself be excluded if it would otherwise constitute a Material Adverse Effect and (3) the foregoing clause (vi) shall not apply to the representations and warranties set forth in Section 3.03, Section 3.04 and Section 3.13(b) in the case of the Company and Section 4.03 and Section 4.04 in the case of Parent and Merger Sub or (B) would prevent or materially impair the ability of such party to consummate the transactions contemplated hereby;

(l) “Medium Term Notes” means any and all notes issued pursuant to the Amended and Restated Base Indenture (the “Base Indenture”), dated as of February 14, 2007, between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, as supplemented by (i) the Series 2005-1 Supplement, dated as of April 21, 2005, between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, (ii) the Series 2006-1 Supplement, dated as of March 28, 2006, between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, (iii) the Series 2007-1 Supplement, dated as of May 23, 2007, between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas, in each case, as amended, supplemented, waived or otherwise modified from time to time, (iv) the Series 2010-1 Supplement, dated as of April 8, 2010, between Retail Car Finance Corp. and Deutsche Bank Trust Company Americas (the “Series 2010-1 Supplement”), (v) the Series 2010-2 Supplement to the Amended and Restated Base Indenture, dated as of June 17, 2010, between Rental Car Finance Corp. and Deutsche Bank Trust Company Americas (the “Series 2010-2 Supplement”), and (vi) where appropriate, each additional financing entered into by Rental Car Financial Corp. and/or Dollar Thrifty Funding Corp. after the date hereof in accordance with Section 5.01(a);

(m) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

(n) “Subsidiary” means, with respect to any entity, any other entity of which securities or other ownership interest having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions, or a majority of the outstanding voting securities, are owned directly or indirectly by such entity.

Section 9.11 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

AVIS BUDGET GROUP, INC.

By:
Name:
Title:

[ACQUISITION SUB]

By:
Name:
Title:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

By:
Name:
Title:

#      #      #

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a potential transaction between Dollar Thrifty and Avis Budget, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ, 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Dollar Thrifty’s ability to remove certain lock-up provisions from its existing merger agreement with Hertz Global Holdings Inc., Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report for the quarterly period ended March 31, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.